                                                                   Exhibit 13

                  [STATE FINANCIAL SERVICES CORPORATION LOGO]

Dear Shareholders:

     The year 1994 was an important one for State Financial Services Corporation. During a year of significant change we are pleased to again report improved operating performance. As you will see first hand from the financial statements detailed within this annual report, we can all be proud of the accomplishments made during the past year.

     In 1994 we reported record net income of $2,806,949, an increase of 23.4% over our 1993 net income. Our 1994 net income resulted in return on average assets of 1.27% and return on average equity of 11.02%. At December 31, 1994 we reported consolidated total assets of $225.2 million and a net loan increase of 12.2% to $143.8 million due to strong loan demand during the year.

     During 1994, the most significant change took place in June when the four banks owned and operated by State Financial Services Corporation combined under the name State Financial Bank. We have organized as one banking entity in order to realize greater operating efficiency and improve customer service. Adopting the name of the holding company helped us to achieve one of our most important goals in the bank consolidation, to make the transition as smooth as possible for our customers. Many of our customers recognize the reputation of the holding company and the role it plays in the operation of their bank. Adopting the holding company name for the consolidated bank was critical in helping our customers understand that the consolidation would build upon their previous banking relationships with our organization. Through careful planning, a reevaluation of our product line, a total marketing focus toward our current customers, and ongoing communication between the staff, we successfully completed the commencement of a new era for State Financial Services Corporation. Our staff contributed many hours of dedicated work to facilitate the consolidation. We would like to extend a sincere thank you to our employees for their efforts in making the consolidation a success.

     Operating as one banking entity has and will continue to enable us to realize greater efficiencies in our operations, administration, and marketing. However, we cannot rely on these benefits alone to remain competitive in the market place and sustain our operating performance. The banking environment in which we compete is continuously changing. Increased competition, interest rate uncertainty, and rising customer service expectations have required us to reevaluate our performance standards. We welcome the opportunities presented by this continually changing competitive environment. An important element to maximize these opportunities is providing our staff with the tools necessary to meet our customer's service and sales expectations. We are blessed with a wonderful team of employees. Combine our experienced staff, who offer their vast knowledge, talent, and past customer relationships, with our new employees who bring a fresh perspective and you quickly realize the opportunities we have with training programs focused on providing value-added service to our customers. Effective training will be a key area of focus in 1995.

     Our organization was built on the foundation of community banking. A critical element of community banking is recognizing the community's needs and providing outlets for meeting those needs. In 1993, we made a commitment to lend $5 million over five years to help revitalize Milwaukee's central city. In 1994, we followed up that commitment by opening two loan production offices in Milwaukee's central city to provide more convenient locations to prospective borrowers in this market. At the end of 1994, we are pleased to report that we are ahead of schedule in achieving our commitment, having funded $3.3 million in loans to central city borrowers.

     A new member may be joining our organization in 1995. We are excited to announce the pending acquisition of Waterford Bancshares, Inc., the parent company of Waterford Bank. As of December 31, 1994, Waterford Bank had total assets of approximately $39 million. Waterford is located in northeastern Racine County and would provide us with entry into a new and developing market area which compliments our banking franchise. Pending final agreement and the receipt of the necessary approvals, we anticipate consummation of this acquisition by the end of the year.

     In looking back on 1994, we are very grateful to our shareholders and customers who support our organization. On the preceding page, you will see our company's legacy and evolution. Although we are excited about the future opportunities presented for State Financial Services Corporation and State Financial Bank, we must remember that these opportunities are possible only because of the reputations built by the organizations from which State Financial Bank evolved. As we look toward 1995, we foresee a year of tremendous opportunity to build on these reputations to again produce and exceed the performance standards which we have previously achieved.


Sincerely,


J.J. Holz                 Michael J. Falbo
J.J. Holz                 Michael J. Falbo
Chairman of the Board     President and Chief Executive Officer

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected financial data of State
Financial Services Corporation (hereinafter referred to as the "Company") and its subsidiaries on a consolidated basis for the last five years (dollars in thousands, except per share data):

                                   As of or for the year ended December 31,(1)
                                     1994      1993     1992     1991     1990
                                     ----      ----     ----     ----     ----
CONDENSED INCOME STATEMENT:
Total interest
income (taxable equivalent)(2)      $15,701  $14,820  $14,871  $16,315  $16,645
Total interest expense                4,773    4,853    5,972    7,885    8,691
                                    -------  -------  -------  -------  -------
Net interest income                  10,928    9,967    8,899    8,430    7,954
Provision for loan losses               120      147      133      240    1,815
Other income                          2,438    2,234    2,045    2,051    1,565
Other expenses                        8,956    8,437    7,767    7,397    6,730
                                    -------  -------  -------  -------  -------
Net income before income taxes        4,290    3,617    3,044    2,844      974
Income taxes                          1,010      876      562      408       13
Less taxable equivalent adjustment      437      466      399      386      368
                                    -------  -------  -------  -------  -------
Net income                          $ 2,807  $ 2,275  $ 2,083  $ 2,050  $   593
                                    =======  =======  =======  =======  =======
PER SHARE DATA(3):
Net income                          $  1.45  $  1.27  $  1.57  $  1.62  $  0.53
Cash dividends declared(1)             0.42     0.39     0.33     0.32     0.29
Book value                            13.18    12.52    11.88    10.62     9.53

BALANCE SHEET TOTALS
  (AT PERIOD END):
Total assets                        225,175  226,124  202,977  179,251  174,145

Loans, net of unearned discount     145,813  130,254  119,930  113,390  113,552
Allowance for loan losses             1,983    2,084    2,051    1,990    2,152
Deposits                            197,401  199,768  182,297  160,810  156,703
Long-term debt                          115      228    2,905    3,076    3,700
Stockholders' equity                 26,169   24,756   16,593   13,504   11,809

FINANCIAL AND REGULATORY RATIOS:
Asset growth                          (0.42)%  11.40%   13.24%    2.93%    3.50%
Return on average assets               1.27     1.09     1.10     1.18     0.35
Return on average equity              11.02    10.33    13.90    16.16     5.23
Dividend payout ratio                 29.12    31.78    24.22    17.75    52.51
Tier 1 risk-based capital ratio       17.60    16.62    11.70    11.35     9.58
Leverage ratio                        11.75    10.79     8.31     7.50     6.70
Allowance for loan losses to
  non-performing loans               150.68    97.79   111.89   106.30   120.90
Non-performing assets to
    total assets                       0.68     0.95     1.14     1.37     1.24
Net charge-offs to average loans       0.16     0.09     0.32     0.35     0.90

1.  Amounts include balances and results of operations of the former
    Eastbrook State Bank since the effective date of its acquisition by the Company on July 16, 1992 and the acquisition of customer deposits and fixed assets in August, 1993. See Note 2 to the Consolidated Financial Statements.

2. Taxable-equivalent adjustments to interest income involve the conversion of tax-exempt sources of interest income to the equivalent amounts of interest income that would be necessary to derive the same net return if the investments had been subject to income taxes. A 34% incremental income tax rate, consistent with the Company's historical experience, is used in the conversion of tax-exempt interest income to a taxable-equivalent basis.

3. All per share information presented in this report has been retroactively restated to give effect to a 20% stock dividend, declared in March 1993, as if it had occurred as of January 1, 1990.

4. The information in this table is retroactively restated to give effect to the plan of common stock reclassification, which occurred on June 10, 1992, as if it had occurred as of January 1, 1990. See Note 15 to the Consolidated Financial Statements.

                       SELECTED QUARTERLY FINANCIAL DATA

     The following table sets forth certain unaudited income and expense data on a quarterly basis for the periods indicated (dollars in thousands, except per share data).

                                    1994                            1993
                        12/31   9/30    6/30    3/31    12/31   9/30    6/30    3/31
                        -----   ----    ----    ----    -----   ----    ----    ----
Interest income        $4,057  $3,873  $3,726  $3,572  $3,721  $3,614  $3,495  $3,523
Interest expense        1,272   1,160   1,143   1,198   1,290   1,165   1,161   1,237
                       ------  ------  ------  ------  ------  ------  ------  ------
Net interest income     2,785   2,713   2,583   2,374   2,431   2,449   2,334   2,286
Provision for
  loan losses              30      30      30      30      37      46      32      32
Other income              590     667     613     568     587     570     548     529
Other expense           2,189   2,276   2,254   2,237   2,067   2,111   2,141   2,117
                       ------  ------  ------  ------  ------  ------  ------  ------
Income before taxes     1,156   1,074     912     675     914     862     709     666
Income taxes              210     335     275     190     256     247     185     188
                       ------  ------  ------  ------  ------  ------  ------  ------
Net income             $  946  $  739  $  637  $  485  $  658  $  615  $  524  $  478
                       ======  ======  ======  ======  ======  ======  ======  ======
Net income per share   $ 0.49  $ 0.38  $ 0.33  $ 0.24  $ 0.33  $ 0.31  $ 0.29  $ 0.34
Dividends per share      0.11    0.11    0.10    0.10    0.10    0.10    0.10    0.09

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
GENERAL
        The following discussion is intended as a review of the significant factors affecting the Company's financial condition and results of operations as of and for the period ended December 31, 1994, as well as providing comparisons with previous years. This discussion should be read in conjunction with the Consolidated Financial Statements and accompanying notes and the selected financial data presented elsewhere in this report.

        On July 16, 1992, the Company acquired the former Eastbrook State Bank. Because the acquisition was accounted for as a purchase, Eastbrook's results are included from the date of acquisition. Accordingly, the Company's Consolidated Statements of Income, and related schedules in Management's Discussion and Analysis of Financial Condition and Results of Operations include Eastbrook results for the full year in 1994 and 1993. Eastbrook's results from July 16 through December 31, 1992 are included in the Company's Consolidated Statements of Income for the year ended 1992.

        In August, 1993 the Company acquired the deposits and certain fixed assets of a competing financial institution's Waukesha office in a transaction accounted for as a purchase. Accordingly, the financial results associated with this acquisition are included in the Company's results from the date of acquisition. The Company's Consolidated Balance Sheets, and related schedules in Management's Discussion and Analysis of Financial Condition and Results of Operations include Eastbrook's figures at December 31, 1994, 1993, and 1992. Any balance sheet information presented for years prior to 1992 do not include figures from Eastbrook.

                           INCOME STATEMENT ANALYSIS

NET INTEREST INCOME

        Net interest income equals the difference between interest earned on assets and the interest paid on liabilities and is a measurement of the Company's effectiveness in managing its interest rate sensitivity. In 1994, the Company's taxable-equivalent net interest income increased $961,000 (9.6%) to $10,928,000. Average interest-earning assets increased $13,166,000 (7.0%) in 1994, primarily due to the full year's inclusion of the Waukesha office acquired in August, 1993. The Company's taxable-equivalent net interest margin improved $1,210,00 in 1994 due to the increased volume and changing composition of interest-earning assets in 1994. Although interest rates in 1994 increased, the impact of changing rates on the Company's net interest income was a $249,000 decrease for the year. The overall rate of return on the Company's interest-earning assets declined to 7.75% in 1994 from 7.82% in 1993 due to the fact that 45.2% of the Company's interest-earning assets still had not repriced into the higher rate cycle during 1994.

        Changes in the composition of the Company's interest-earning assets were primarily responsible for the improved net interest margin in 1994. Due to strong loan demand throughout the year, a greater percentage of the increased interest-earning assets were deployed in loans in 1994, which historically are the Company's highest yielding asset category. The Company's average ratio of gross loans to deposits was 71.2% in 1994 compared to 66.4% in 1993. The Company's average loans grew 11.4% to $136,236,000 in 1994 while deposits grew 5.4% on average during 1994. By changing the composition of its interest-earning assets, the Company was able to maintain its yield on interest-earning assets within 7 basis points of the previous year's yield. At the same time, the overall cost of funds declined 16 basis points to 3.11% in 1994 from 3.27% in 1993. As a result, the net interest earnings and interest rate spread increased to 4.64% in 1994 from 4.55% in 1993. This spread translates into an improvement in the Company's net yield on interest-earning assets (net interest margin) to 5.39% in 1994 from 5.26% in 1993.

     For the year ended December 31, 1993, the taxable-equivalent net interest income increased $1,068,000 (12.0%) compared to the year ended December 31, 1992. The increase was primarily due to increases in average interest-earning assets outstanding due to the acquisition of the Waukesha branch, the full year's inclusion of the Eastbrook acquisition, and internal growth.
     The following table sets forth average balances, related interest income and expenses, and effective interest yields and rates for the years ended December 31, 1994, 1993, and 1992 (dollars in thousands):

                                               1994                       1993                         1992
                                   ---------------------------  -------------------------  ---------------------------
                                   AVERAGE              YIELD/  AVERAGE            YIELD/   AVERAGE             YIELD/
                                   BALANCE   INTEREST   RATE    BALANCE  INTEREST   RATE    BALANCE   INTEREST   RATE
                                   ------    --------   -----   -------  --------   ------  -------   --------  ------
ASSETS
Interest-earning-assets:
 Loans(1),(2),(3)                  $136,236   $12,153   8.92%   $122,315  $11,151   9.12%   $116,853   $11,380   9.74%
Taxable investment securities        42,519     2,126   5.00      41,663    2,239   5.37      33,022     2,172   6.58
Tax-exempt investment
 securities(3)                       18,211     1,196   6.57      14,812    1,124   7.59       9,545       907   9.50
Federal funds sold                    5,612       226   4.03      10,622      306   2.88      11,814       412   3.49
                                   --------   -------   -----   --------  -------   ----    --------   -------   ----
Total interest-earning-assets       202,578    15,701   7.75     189,412   14,820   7.82     171,234    14,871   8.68
                                   --------   -------   -----   --------  -------   ----    --------   -------   ----
Non-interest-earning assets:
 Cash and due from banks             12,948                       13,591                      12,435
 Premises and equipment, net          4,604                        4,697                       4,766
 Other assets                         3,129                        3,080                       2,288
Less allowance for loan losses       (2,073)                      (2,070)                     (2,066)
                                   --------                     --------                    --------
TOTAL                              $221,186                     $208,710                    $188,657
                                   ========                     ========                    ========
LIABILITIES
AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities:
 NOW and money
 market accounts                   $ 52,963   $ 1,303   2.46%   $ 54,251  $ 1,346   2.48%   $ 52,217   $ 1,778   3.41%
Savings deposits                     51,871     1,314   2.53      47,526    1,371   2.88      38,482     1,435   3.73
Time deposits                        48,509     2,134   4.40      45,451    2,037   4.48      46,050     2,502   5.43
Notes payable                             0         0   0.00         897       72   8.03       2,502       205   8.19
Mortgage payable                        176        17   9.66         296       27   9.12         531        47   8.85
Securities sold under
 agreement to repurchase                102         5   4.90          10        0     nmf(4)     116         5   4.31
                                   --------   -------   -----   --------  -------   ----    --------   -------   ----
Total interest-bearing liabilities  153,621     4,773   3.11     148,431    4,853    3.27    139,900     5,972   4.27
                                   --------   -------   -----   --------  -------   ----    --------   -------   ----
Non-interest-bearing liabilities:
 Demand deposits                     40,852                       37,083                      32,361
 Other                                1,246                        1,162                       1,409
                                   --------                     --------                    --------
Total liabilities                   195,719                      186,676                     173,670
                                   --------                     --------                    --------
Stockholders' equity                 25,467                       22,034                      14,987
                                   --------                     --------                    --------
TOTAL                              $221,186                     $208,710                    $188,657
                                   ========                     ========                    ========
Net interest earning and
 interest rate spread                         $10,928   4.64%              $ 9,967    4.55%            $ 8,899   4.41%
                                              =======   ====               ======     ====             =======   ====
Net yield on interest-earning assets                    5.39%                         5.26%                      5.20%
                                                        ====                          ====                       ====

1. For the purposes of these computations, nonaccrual loans are included in the daily average loan amounts outstanding.
2. Interest earned on loans includes loan fees (which are not material in amount) and interest income which has been received from borrowers whose loans were removed from nonaccrual during the period indicated.
3. Taxable-equivalent adjustments are made in calculating interest income and yields using a 34% rate for all years presented.
4.      Not meaningful.

     The following table presents the amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities (dollars in thousands). The table distinguishes between the changes related to average outstanding balances (changes in volume holding the initial rate constant) and the changes related to average interest rates (changes in average rate holding the initial balance constant). Changes attributable to the combined impact of volume and rate have been allocated proportionately to change due to volume and change due to rate.

                                   1994 COMPARED TO 1993       1993 Compared to 1992
                                 INCREASE/(DECREASE) DUE TO  Increase/(Decrease) Due to
                                 --------------------------  --------------------------
                                   VOLUME   RATE     NET     Volume      Rate      Net
                                   ------   ----     ---     ------      ----      ---
Interest earned on:
 Loans(1),(2)                       $1,251  $(249)   $1,002   $  516   $  (746)  $  (230)
Taxable investment securities           45   (158)     (113)     509      (442)       67
Tax-exempt investment securities(2)    236   (164)       72      426      (209)      217
Federal funds sold                    (175)    95       (80)     (39)      (67)     (106)
                                    ------  -----    ------   ------   -------   -------
Total interest-earning assets        1,357   (476)      881    1,412    (1,464)      (52)

Interest paid on:
 NOW and money market accounts         (32)   (11)      (43)      67      (500)     (433)
 Savings deposits                      118   (175)      (57)     299      (363)      (64)
 Time deposits                         134    (37)       97      (33)     (432)     (465)
 Notes payable, mortgage payable,
   and securities sold under
     agreement to repurchase           (73)    (4)      (77)    (160)        2      (158)
                                    ------  -----    ------   ------   -------   -------
Total interest-bearing liabilities     147   (227)      (80)     173    (1,293)   (1,120)
                                    ======  =====    ======   ======   =======   =======
Net interest income                 $1,210  $(249)   $  961   $1,239   $  (171)  $ 1,068
                                    ======  =====    ======   ======   =======   =======

1. Interest earned on loans includes loan fees (which are not material in amount) and interest income which has been received from borrowers whose loans were removed from nonaccrual during the period indicated.

2. Taxable-equivalent adjustments are made in calculating interest income and yields using a 34% rate for all years presented.

PROVISION FOR LOAN LOSSES

        The provision for loan losses which is charged to earnings is determined by a quarterly analysis of the Bank's loan portfolio, the amount of net charge-offs incurred during the period, the remaining balance in the allowance, and management's analysis of risk inherent in the portfolio. Management's risk analysis incorporates loan classifications assigned as the result of examinations conducted by the Company's internal loan review officer and regulatory examinations, which are used to determine the amount of allowance necessary to support the risk evident in the loan portfolio. The provisions for loan losses were $120,000, $147,000, and $133,000 for the years ended December 31, 1994, 1993, and 1992, respectively. The combination of the Company's low instance of net-charge-offs, the ratio of the allowance to loans outstanding, and the low ratio of non-performing assets to total assets resulted in the amount of provisions charged to earnings during the previous three years.

OTHER INCOME

        Other income increased $204,000 (9.1%) and $189,000 (9.2%) respectively in 1994 and 1993. The composition of other income is shown in the following table (dollars in thousands).

                                          Year ended December 31,
                                         ------------------------
                                         1994      1993     1992
                                         ----      ----     ----
Service charges on deposit accounts     $1,068    $1,106    $1,067
Merchant services                          607       453       379
Building rent                              240       199       170
ATM service charges                        215       178       159
Investment securities losses               (10)        0         0
Other                                      318       298       270
                                        ------    ------    ------
Total other income                      $2,438    $2,234    $2,045
                                        ======    ======    ======

     Service charges on deposit accounts decreased $38,000 (3.4%) in 1994 and increased $39,000 (3.7%) in 1993. As part of the consolidation of the banks in 1994, the individual banks' service charge schedules on deposit accounts were combined into a uniform package. As a result, a greater number of customers were able to take advantage of methods available to reduce service charges than in previous years resulting in the decrease in 1994 service charge income. The increase of $39,000 in service charge income during 1993 was the result of the increased deposit base related to the acquisition of the Waukesha office in 1993, a full year inclusion of the former Eastbrook's results, and rate adjustments enacted during the year.

     Merchant services are the fees the Bank charges businesses for processing credit card payments. Income in this category increased $154,000 (34.0%) in 1994 and $74,000 (19.5%) in 1993 due to volume increases and rate adjustments in each respective year.

     Building rent increased $41,000 (20.6%) in 1994 due to the full year's impact of rental income associated with new subleases entered into during 1993 at both the Glendale and Greenfield office locations. The increase of $29,000 (17.1%) in 1993 also relates to these new subleases and represents the additional income from the inception of the leases through the end of the year.

     ATM service charges are the fees received by the Bank from other institutions resulting from their customers' usage of the Company's automated teller machines. As of December 31, 1994, the Bank owns 11 automated teller machines located throughout Milwaukee and Waukesha County. The increase of $37,000 (20.8%) in ATM service charges during 1994 relates to the installation of an additional machine and to increased usage of the Company's existing machines during the year. The Company also installed a new automated teller machine in 1993 which, combined with an overall increase in usage at all of the Company's machines, resulted in the $19,000 (11.9%) income increase during 1993.

     The Company sold one investment security during 1994 at a loss of $10,000 in order to deploy the proceeds from the sale in alternative investments yielding a higher return. The security sold was classified as available-for-sale. During 1993, the Company also sold an investment security at a $237 gain.

     Other income increased $20,000 in 1994 primarily due to increases in the income reported from the sales of cashier's checks, money orders, travelers' checks, and related products. In 1993, other income increased $28,000 related to volume increases in the commissions earned from the sales of annuities, insurance products, and mutual funds at the former State Bank, Hales Corners.

OTHER EXPENSES

     Other expenses increased $519,000 (6.2%) for the year ended December 31, 1994 and $670,000 (8.6%) for the year ended December 31, 1993. The major components of other expenses are detailed in the following table (dollars in thousands).

                                      Year ended December 31,
                                     ------------------------
                                     1994      1993      1992
                                     ----      ----      ----
Salaries and employee benefits      $3,633    $3,326    $3,057
Net occupancy and equipment          1,715     1,640     1,532
Data processing                        609       644       574
Legal and professional                 289       301       328
Merchant services                      519       393       327
Regulatory agency assessments          443       408       372
Other                                1,748     1,725     1,577
                                    ------    ------    ------
Total other expenses                $8,956    $8,437    $7,767
                                    ======    ======    ======

     Salaries and employee benefits increased $307,000 (9.2%) in 1994. Of this increase, $59,000 relates to the full-year inclusion of the Waukesha operation in the Company's 1994 results. The remaining increase relates to normal salary adjustments, increased benefit costs due to higher medical insurance premiums, and increases in the amounts awarded as management incentives. In 1993, salaries and employee benefits increased $269,000 (8.8%). The first full year inclusion of the former Eastbrook's results in the Company's 1993 operating results represents $144,000 of this increase. The remainder relates to the additional personnel costs associated with the addition of the Waukesha location in August, 1993 and normal salary adjustments.

     Occupancy and equipment expense increased $75,000 (4.6%) in 1994. The additional depreciation on the assets acquired with the Waukesha office and depreciation on new equipment purchases during the year account for $63,000 of the increase. The remaining increase of $12,000 was the result of increased rent expense relating to rate adjustments on the Greenfield office space and increased expenses for general equipment repairs, maintenance, and service contracts offset by reduced real estate tax expense during the year. In 1993, occupancy and equipment expense increased $108,000 (7.0%) due to the full year inclusion of Eastbrook's operations in 1993 and the addition of the Waukesha office in August, 1993.

     Data processing expense decreased $35,000 (5.4%) in 1994 due to the Company's renegotiation of the contract with its service provider and the consolidation of the banks. The increase of $70,000 in 1993 data processing expense was the result of the full year inclusion of Eastbrook in the Company's operating results and rate adjustments from the Company's service provider.

     Legal and professional fees decreased $12,000 (4.0%) in 1994 due to the continued decline in the Company's non-performing assets and collection actions related thereto. The decrease in 1993's legal and professional fees of $27,000 was also due to the decline in collection actions during the year.

     Merchant services expense relates to the expense incurred to provide to the Bank's business customers the ability to accept credit cards in payment for goods and services. The $126,000 (32.1%) increase in 1994 was the result of an increase in the volume of business customers utilizing this service and rate adjustments enacted by the Bank's service provider. The $66,000 (20.2%) increase during 1993 was the result of volume increases. These increases are consistent with the increases in merchant services income included in other income in 1994 and 1993.

     Regulatory agency assessments represent the premiums paid for FDIC insurance of the Bank's deposits. The FDIC bases its assessment on the Bank's level of deposits outstanding. In 1994, average deposits increased $9,884,000 due to the full year inclusion of the deposits acquired with the Waukesha office and general deposit growth during the year. As a result, regulatory agency assessments increased $35,000 during 1994. Regulatory agency expense increased $36,000 in 1993 due to the full year inclusion of the former Eastbrook's deposits and general deposit growth during the year.

     Other expenses remained virtually unchanged in 1994, increasing only $23,000 during the year, primarily related to increased office supply expenses incurred with the consolidation of the banks. Other expenses increased $148,000 during 1993. The primary components of this increase were the full year inclusion of the former Eastbrook's results, the goodwill amortization associated with that acquisition, filing fees related to the authorization of additional shares of the Company's common stock, and increased advertising expense related to the acquisition of the Waukesha office.

INCOME TAXES

     The Company's consolidated income tax rate varies from statutory rates principally due to interest income from tax-exempt securities and loans. The Company recorded provisions for income taxes of $1,010,000, $876,000 and $562,000 in 1994, 1993, and 1992, respectively. The increase in income tax expense in 1994 was due to a $666,000 increase in the Company's income before taxes. Offsetting the amount of expense recorded in 1994 was a $170,000 reduction in income tax expense due to the realization in the fourth quarter of tax loss carryforwards related to the former Eastbrook and University. The 1993 increase in income tax expense was due to increased operating revenue and reduced reversals of deferred income taxes previously provided in connection with amortization of the premium paid to acquire the deposits of the former University in 1985.

NET INCOME AND DIVIDENDS

     For the years ended December 31, 1994, 1993, and 1992, the Company reported net income of $2,807,000, $2,275,000, and $2,083,000, respectively. The improvements in the Company's net income in 1994 represent an improvement in the overall operating results of the Company as measured by the return on average assets and return on average equity. In 1994, the Company reported a return on average assets of 1.27% compared to 1.09% in 1993. Return on average equity for 1994 was 11.02% compared to 10.33% in 1993. For the years ended December 31, 1994, 1993, and 1992, the Company paid aggregate dividends of $818,000, $720,000, and $505,000. Dividends increased in 1994 due to a $0.03 per share increase in the dividend rate and a greater number of average shares outstanding in 1994 compared to 1993. The 1993 increase in dividends paid was the result of a $0.06 per share increase in the per share dividend rate and increased average shares outstanding as a result of the Company's public stock offering in April, 1993.

Return on Assets chart depicting ratios for the year 1994 as 1.27%, 1993 as 1.09%, and 1992 as 1.10%

Return on Equity chart depicting ratios for the year 1994 as 11.02%, 1993 as 10.33%, and 1992 as 13.90%.

                             BALANCE SHEET ANALYSIS

     The composition of assets and liabilities are generally the result of strategic management decisions influenced by market forces. At December 31, 1994 and 1993, the Company reported total assets of $225,175,000 and $226,124,000, respectively. The level of total assets outstanding at the end of 1993 was unusually high due to the impact of CD's attracted through a special promotion at the Greenfield office (formerly Edgewood) in the fourth quarter of 1993. These deposits matured in the first and second quarter of 1994, with net retainage of approximately $1,000,000. Exclusive of the Greenfield CD promotion, the Company reported a slight increase in the level of total assets at December 31, 1994 compared to December 31, 1993. The 0.4% decrease in total assets in 1994 relates to intense competition for deposits from traditional banking and nonbanking sources and reflects a general trend in the local banking industry of the difficulty in attracting deposit balances.

LENDING ACTIVITIES

        The Company's largest single asset category continues to be loans. The following table shows the Company's loan portfolio composition on the dates indicated (dollars in thousands).

                                               At December 31,
                                               ---------------
                    1994            1993            1992            1991            1990
                    ----            ----            ----            ----            ----
Commercial        $ 39,231        $ 39,375        $ 37,438        $ 34,784        $ 37,749
Real Estate         75,909          62,896          54,979          48,734          45,152
Installment         19,157          17,055          16,730          18,681          21,503
Other               11,516          10,928          10,783          11,191           9,148
                  --------        --------        --------        --------        --------
Total Loans       $145,813        $130,254        $119,930        $113,390        $113,552
                  ========        ========        ========        ========        ========

Chart depicting Loan Portfolio Composition by loan category for the years 1994, 1993, and 1992 using the numerical information from the preceding table.

     Total loans outstanding at the end of 1994 increased $15,559,000
(11.9%) due to strong loan demand throughout the year. The majority of the new loans in 1994 were real estate loans, increasing $13,013,000 (20.7%) during 1994. Loans secured by commercial real estate and investment properties account for approximately 92% of the 1994 increase in real estate loans. The remaining increase in real estate loans was the result of additional balances outstanding on home equity credit lines due to continued marketing emphasis in that product line. Installment loans increased $2,102,000 (12.3%) due to an increase in indirect auto loans resulting from the Bank's recruitment of additional dealers for loan referrals. Other loans increased $588,000 (5.4%) due to additional balances outstanding in student loans at December 31, 1994. The Company's gross loans, as a percentage of total deposits, were 73.9% at December 31, 1994 compared to 65.2% at December 31, 1993.

     The following table shows the maturity of loans (excluding residential mortgages on one-to-four-family residences, installment loans, and lease financing) outstanding as of December 31, 1994 (dollars in thousands). Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates.

                                               After One
                                    Within     But Within     After
                                   One Year    Five Years   Five Years     Total
                                   -------     ----------   ----------     -----
Commercial                          $24,080      $16,494      $1,224       $41,798
Real estate                          15,280       29,214       1,255        45,749
                                    -------      -------      ------       -------
                                    $39,360      $45,708      $2,479       $87,547
                                    =======      =======      ======       =======
Loans maturing after one year with:

Fixed interest rates                             $36,285      $  161
Variable interest rates                            9,423       2,318
                                                 -------      ------
                                                 $45,708      $2,479
                                                 =======      ======

RISK ELEMENTS IN THE LOAN PORTFOLIO

     Certain risks are inherent in the lending function. These risks include a borrower's subsequent inability to pay, insufficient collateral coverage, and changes in interest rates. The Bank attempts to reduce these risks by adherence to a written set of loan policies and procedures. Included in these policies and procedures are underwriting practices covering debt-service coverage, loan-to-value ratios, and loan term. Evidence of a specific repayment source is required on each credit extension, with documentation of the borrower's repayment capacity. Generally, this repayment source is the borrower's cash flow, which must demonstrate the ability to service the debt based upon historical results and conservative projections of future performance.

     Management maintains the allowance for loan losses ("the Allowance") at a level considered adequate to provide for future loan losses. The Allowance is increased by provisions charged to earnings, and is reduced by charge-offs, net of recoveries. At December 31, 1994, the Allowance was $1,983,000, a decrease of $101,000 from the balance at December 31, 1993. The decrease was primarily due to the amount of net charge-offs in excess of loan loss provisions charged to earnings during the year. Due to the low level of nonperforming assets outstanding at December 31, 1994 and the amount of coverage in the Allowance for nonperforming loans, replenishment of the Allowance to the full extent of net charge-offs was not considered necessary.

     The determination of Allowance adequacy is based upon a quarterly evaluation of the Bank's loan portfolio by the internal loan review officer and Bank management. These evaluations consider a variety of factors, including, but not limited to, general economic conditions, loan portfolio size and composition, previous loss experience, the borrower's financial condition, collateral adequacy, the level of non-performing loans, and management's estimation of future losses. As a percentage of total loans, the allowance was 1.4% at the end of 1994 compared to 1.6% at the end of 1993. Based on its analyses, management considers the Allowance adequate to recognize the risk inherent in the consolidated loan portfolio at December 31, 1994.

     The balance of the Allowance and actual loan loss experience for the last five years is summarized in the following table (dollars in thousands).

                                                     Year Ended At December 31,
                                                     --------------------------
                                           1994       1993       1992       1991       1990
                                           ----       ----       ----       ----       ----
Balance at beginning of period            $2,084     $2,051     $1,990     $2,152     $1,298
Charge-offs:
 Commercial                                  115        102        209        253        911
 Real estate                                  59         32        108        145         15
 Installment                                  68         30         78        128        116
 Other                                        38         65        124         72         28
                                          ------     ------     ------     ------     ------
 Total charge-offs                           280        229        519        598      1,070
                                          ======     ======     ======     ======     ======
Recoveries:
 Commercial                                   18         31         59        118         81
 Real estate                                   0         36         24         19          0
 Installment                                  24         29         53         49         19
 Other                                        17         19          9         10          9
                                          ------     ------     ------     ------     ------
 Total recoveries                             59        115        145        196        109
                                          ------     ------     ------     ------     ------
Net charge-offs                              221        114        374        402        961
Balance of Eastbrook's allowance at
 date of acquisition                           0          0        302          0          0
Additions charged to operations              120        147        133        240      1,815
                                          ------     ------     ------     ------     ------
Balance at end of period                  $1,983     $2,084     $2,051     $1,990     $2,152
                                          ======     ======     ======     ======     ======
Ratios:
 Net charge-offs to average
  loans outstanding                         0.16%      0.09%      0.32%      0.35%      0.90%
 Net charge-offs to total allowance        11.14       5.47      18.24      20.20      44.66
 Allowance to year end loans outstanding    1.36       1.60       1.71       1.76       1.90
                                          ======     ======     ======     ======     ======


Chart depicting balance of the Allowance for Possible Loan Losses at December 31, for the years 1994, 1993, 1992, 1991, and 1990 using the balances at the end of each respective year form the preceding table.

Chart depicting the ratio of the Allowance to Non-performing Loans at December 31, for the years 1994, 1993, 1992, 1991, and 1990 using the ratio at the end of each respective year from the following table which summarizes non-performing assets on the dates indicated.

     When in the opinion of management, serious doubt exists as to the collectibility of a loan, the loan is placed on nonaccrual status. At the time a loan is classified as nonaccrual interest credited to income in the current year is reversed and interest income accrued in the prior year is charged to the allowance for loan losses. With the exception of credit cards, the Company does not recognize income on loans past due 90 days or more.

     The following table summarizes non-performing assets on the dates indicated (dollars in thousands).

                                                  At or for the Year Ended December 31,
- -------------------------------------------------------------------------------------------
                                              1994      1993     1992      1991      1990
- -------------------------------------------------------------------------------------------
Nonaccrual loans                             $1,311    $2,100    $1,818    $1,851    $1,776
Accruing loans past due 90 days or more           5        31        15        21         4
Restructured loans                                0         0         0         0         0
                                             ------    ------    ------    ------    ------
Total non performing and restructured loans   1,316     2,131     1,833     1,872     1,780
                                             ------    ------    ------    ------    ------
Other real estate owned                         219        28       481       589       373
                                             ------    ------    ------    ------    ------
Total non-performing assets                  $1,535    $2,159    $2,314    $2,461    $2,153
                                             ======    ======    ======    ======    ======
Ratios:
 Non-performing loans to total loans           0.90%     1.64%     1.53%     1.65%     1.57%
 Allowance to non-performing loans           150.68     97.79    111.89    106.30    120.90
 Non-performing assets to total assets         0.68      0.95      1.14      1.37      1.24
Interest income that would have been
 recorded under original terms               $  229    $  244    $  173    $  270    $  199
Interest income recorded during
 the period                                      89       182       203       269       200
                                             ------    ------    ------    ------    ------

INVESTMENT ACTIVITIES

     Investment securities comprise the second largest component of the Company's earning assets. In 1994, the Company adopted FASB 115, "Accounting for Certain Investments in Debt and Equity Securities." In conformity with FASB 115, debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have either the positive intent and/or the ability to hold to maturity and all marketable equity securities must be classified as available-for-sale or trading and carried at their respective fair market value. Unrealized holding gains and losses on securities classified as available-for-sale, net of related tax effects, are carried as a component of stockholders' equity. See note 4 to the Consolidated Financial Statements for more information.

     Total investment securities outstanding at December 31, 1994 decreased $2,096,000 as proceeds from maturing investments were utilized to fund the Company's loan growth during the year. The following table presents the combined book value of the Company's held-to-maturity and available-for-sale investment securities on the dates indicated (dollars in thousands).

                                                        December 31,
                                                        ------------
                                                1994       1993       1992
                                                ----       ----       ----
U.S. Treasury securities and obligations
 of U.S. government agencies                   $22,950    $18,509    $24,147
Obligations of states and
 political subdivisions                         14,575     18,144     11,917
Mortgage-related securities                     20,015     21,509     13,281
Other securities                                 1,001      2,475        305
                                               -------    -------    -------
TOTAL                                          $58,541    $60,637    $49,650
                                               =======    =======    =======


Chart depicting Investment Portfolio Composition by investment category for the years 1994, 1993, and 1992 using the numerical information from the preceding table.

     The composition of the Company's investment securities have been influenced by the general market conditions prevalent during 1994. U.S. Treasury securities and obligations of U.S. government agencies increased $4,441,000 and represent the single largest investment category in the Company's portfolio as of December 31, 1994. The majority of maturity proceeds reinvested in 1994 were used to purchase U.S. Treasury securities due to the general increase in overall market interest rates and the lack of sufficient rate enhancement in the yields offered on alternative investments available during the year. At December 31, 1994, U.S. Treasury securities and obligations of U.S. Government agencies comprise 39.2% of the Company's investment portfolio compared to 30.5% at December 31, 1993.

     During 1994, balances in mortgage-related securities decreased
$1,494,000 due to principal paydowns received during the year and the Company's decision not to purchase additional mortgage-related investments due to the lack of sufficient spread over U.S. Treasury securities and obligations of U.S. government agencies. At December 31, 1994, mortgage-related securities accounted for 34.2% of the Company's investment portfolio compared to 35.5% at December 31, 1993.

     Obligations of states and political subdivisions declined $3,569,000 in 1994 primarily due to the liquidation of $3,400,000 of these investments at the holding company and reinvestment of the proceeds in U.S. Treasuries which provided a better overall return. At December 31, 1994, obligations of states and political subdivisions accounted for 24.9% of the Company's investment portfolio compared to 29.9% at December 31, 1993.

     The maturities and weighted-average yields of the Company's investment securities at December 31, 1994 are presented in the following table (dollars in thousands). Taxable-equivalent adjustments (using a 34% rate) have been made in calculating the yields on obligations of states and political subdivisions.

                                                             AFTER ONE        AFTER FIVE
                                          WITHIN            BUT WITHIN        BUT WITHIN
                                         ONE YEAR           FIVE YEARS         TEN YEARS
                                         --------           ----------        ----------
                                      AMOUNT   YIELD      AMOUNT    YIELD    AMOUNT    YIELD
                                      ------   -----      ------    -----    ------    -----
U.S. Treasury securities and
 obligations of U.S.
 government agencies                 $12,262    6.74%     $10,688    7.58%     $  0      0.00%
Obligations of states and
 political subdivisions                4,658    5.21        9,407    5.95       510      6.20
Mortgage-related securities            1,375    4.97       18,640    5.12         0      0.00
Other securities                         701    4.91            0    0.00       300      7.51
                                     -------    ----      -------    ----      ----      ----
TOTAL                                $18,996    6.16%     $38,735    6.00%     $810      6.79%
                                     =======    ====      =======    ====      ====      ====

DEPOSITS

     Deposits are the Company's principal source of funding. Deposit inflows and outflows are significantly influenced by general interest rates, money market conditions, market competition, and the overall condition of the economy. For the year ended December 31, 1994, total average deposits increased $9,884,000. Approximately $5,100,000 of this increase is due to the full year inclusion of the Waukesha deposits in 1994's average balances. The remaining average deposit increase of $4,784,000 is due to average deposit growth at the Bank during 1994.

        The following table sets forth the average amount of and the average rate paid by the Bank on deposits by deposit category (dollars in thousands).

                                                        Year Ended December 31,
                                                        -----------------------
                                           1994                  1993                   1992
                                           ----                  ----                   ----
                                     AVERAGE    AVERAGE    Average    Average    Average     Average
                                     AMOUNT     RATE       Amount       Rate      Amount      Rate
                                     -------    -------    -------    -------    -------     -------
Non-interest-bearing demand
 deposits                           $ 40,852     0.00%     $ 37,083     0.00%     $ 32,361     0.00%
NOW and money market deposits         52,963     2.46        54,251     2.48        52,217     3.41
Savings                               51,871     2.53        47,526     2.88        38,482     3.73
Time deposits                         48,509     4.40        45,451     4.48        46,050     5.43
                                    --------     ----      --------     ----      --------     ----
TOTAL                               $194,195     2.45%     $184,311     3.23%     $169,110     3.38%
                                    ========     ====      ========     ====      ========     ====

     Maturities of time certificates of deposit and other time deposits of $100,000 or more outstanding at December 31, 1994 are summarized as follows (dollars in thousands).

           3 month or less              $1,896
           Over 3 through 6 months       1,359
           Over 6 through 12 months      1,633
           Over 12 months                  820
                                        ------
           TOTAL                        $5,708
                                        ======

     The general increase in overall market interest rates during 1994 has impacted the composition of the Company's deposit base. Because of the increasing interest rate environment which occurred throughout the course of 1994, and changes to the Company's deposit composition which more greatly impacted the second half of 1994, analysis of the changes in average balances presented in the table above does not present as accurate a picture as does an analysis of the changes in actual balances outstanding at the end of 1994 and 1993. The following table presents the actual balances of the Company's deposit categories on the dates indicated (dollars in thousands).

                                              December 31,
                                              ------------
                                   1994           1993            1992
                                   ----           ----            ----
Non-interest-bearing
 demand deposits                 $ 46,783       $ 44,447        $ 40,323
NOW and money market deposits      57,432         51,019          56,404
Savings                            44,122         51,783          41,846
Time deposits                      49,064         52,519          43,724
                                 --------       --------        --------
TOTAL                            $197,401       $199,768        $182,297
                                 ========       ========        ========

Chart depicting Composition of Deposits by deposit category for the years 1994, 1993, and 1992 using the numerical information from the preceding table.

     An analysis of the changes in the actual year end balances from 1993 to 1994 reveals that total deposits outstanding at December 31, 1994 decreased $2,367,000 from the balance outstanding at December 31, 1993. Total deposits at December 31,1993 represent an unusually high level due to the time deposits attracted as part of Greenfield's CD promotion in the fourth quarter of 1993. Approximately $7,000,000 in deposits were attracted through this promotion of which approximately $1,000,000 were retained at the maturity of these time deposits in the first and second quarter of 1994. Given the Company's actual experience from this promotion, hindsight reveals that approximately $6,000,000 of volatile deposits were attracted through the promotion and accordingly inflated total deposits at December 31, 1993. Exclusive of these volatile deposits, the Company experienced total deposit growth of approximately $3,633,000 in 1994.

     The deposit category with the single largest growth in 1994 was NOW and money market deposits, increasing $6,413,000 or 12.6% as compared to the balance at December 31, 1993. In October, 1994, the Company introduced a new money market product, the Money Market Index Account. The introduction of this product was made to protect the Company's deposit base and was in response to local competition which introduced similar products during the year. As a result of the Company's introduction of the Money Market Index Account, an increase of approximately $6,000,000 in money market balances was seen in 1994. The Company considers the Money Market Index Account a very competitive product in the market place due to its variable interest rate tied to the IBC/Donoghue money market index.

     Due to the general increase in market interest rates, savings balances declined $7,661,000 at December 31, 1994 compared to December 31, 1993. Depositors which had previously transferred balances to savings during the periods of low interest rates are deploying those funds in accounts yielding a higher return, primarily money market accounts and time deposits. The Company believes that the introduction of the Money Market Index Account was instrumental in retaining the majority of the decline in savings balances which occurred during 1994.

     Primarily due to the runoff of time deposits from the Greenfield CD promotion, time deposit balances declined $3,455,000 at December 31, 1994 compared to December 31, 1993. Exclusive of the $6,000,000 in estimated runoff at completion of the Greenfield CD promotion, time deposits increased $2,545,000 at December 31, 1994 primarily due to balance transfers out of savings accounts resulting from the rising interest rate environment.

     Non-interest bearing demand deposits have increased both in actual and average balances during 1994. Actual balances increased $2,336,000 at December 31, 1994 compared to December 31, 1993 and average balances have increased $3,769,000 (10.2%) during 1994 due to additional account relationships established during the course of the year. At December 31, 1994, non-interest bearing demand deposits represent 23.7% of the Company's deposit portfolio compared to 22.2% at December 31, 1993. Average 1994 balances in non-interest bearing demand deposits also increased as a percentage of the Company's total deposit portfolio, 21.0% vs. 20.1% for the years ended December 31, 1994 and 1993, respectively.

LIQUIDITY AND INTEREST RATE SENSITIVITY

     The primary functions of asset/liability management are to assure adequate liquidity and to maintain an appropriate balance between interest-sensitive assets and interest-bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of depositors and borrowers. Liquid assets (including cash, deposits with other banks, short-term investments, and federal funds sold) are maintained to meet customers needs. The Company had liquid assets of $16,197,000 and $29,679,000 as of December 31, 1994 and 1993, respectively. In addition, investment securities and loans (excluding residential mortgages on one-to-four family residences, installment loans, and lease financing) maturing within one year totalled $58,356,000 and $63,917,000 at December 31, 1994 and 1993,
respectively. Asset maturities within one year, combined with liquid assets, aggregated 37.8% and 46.9% of total deposits at the end of 1994 and 1993, respectively.

     Interest rate risk is an inherent part of the banking business as financial institutions gather deposits and borrow other funds to finance earning assets. Interest rate risk results when repricing of rates paid on deposits and other borrowings do not coincide with the repricing of interest-earning assets. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates. The following table shows the estimated maturity and repricing structure of the Company's interest-earning assets and interest-bearing liabilities for three different independent and cumulative time intervals as of December 31, 1994 (dollars in millions). Nonmaturing deposit categories, including savings, NOW, and money market deposits are assumed to reprice along the following schedule - 10% within 0-30 days; 20% within 31-90 days, and 30% within 91 days to one year. Assumptions regarding prepayment and withdrawal rates are based upon industry experience and management believes such assumptions to be reasonable. The table does not necessarily indicate the impact general interest rate movements may have on the Company's net interest income as the actual repricing experience of certain assets and liabilities, such as loan prepayments and deposit withdrawals, is beyond the Company's control. As a result, certain assets and liabilities may reprice at intervals different than the maturities assumed in the following table given the general movement in interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.

                                                     TOTAL
                        0-30     31-90    91-365     0-365
                        DAYS      DAYS     DAYS      DAYS
                        ----     -----    ------     -----
ASSETS
Loans
 Fixed                  $ 2.6    $  5.9    $26.6     $ 35.1
 Variable                44.6       0.0      0.0       44.6
Investment                2.0       1.6     15.4       19.0
Federal funds             4.0       0.0      0.0        4.0
                        -----    ------    -----     ------
Total                   $53.2    $  7.5    $42.0     $102.7
                        =====    ======    =====     ======
LIABILITIES
Savings & NOW deposits  $ 6.6    $ 13.3    $19.9     $ 39.8
Time deposits             5.2       5.8     20.8       31.8
Money market deposits     3.5       7.0     10.6       21.1
                        -----    ------    -----     ------
Total                   $15.3    $ 26.1    $51.3     $ 92.7
                        =====    ======    =====     ======
Interest sensitivity
 gap                    $37.9    $(18.6)   $(9.3)    $ 10.0
Cumulative gap           37.9      19.3     10.0       10.0
Cumulative gap as a
 percentage of total
 earning assets          18.3%      9.3%     4.8%       4.8%


     At December 31, 1994, interest-sensitive assets and interest-sensitive liabilities subject to repricing within one year, as a percentage of total assets were 45.3% and 41.2%, respectively. Variable rate and maturing fixed rate loans are the primary interest-sensitive assets repricing within one year. On the funding side of the balance sheet, savings, NOW, and money market deposits are the primary interest-sensitive liabilities subject to repricing in the coming year. The table above demonstrates the Company is asset-sensitive at December 31, 1994, which would normally indicate that the Company's net interest margin would improve if rates increased and deteriorate if interest rates decreased.

CAPITAL RESOURCES

     Total stockholders' equity increased $1,413,000 in 1994, $8,163,000 in 1993, and $3,089,000 in 1992. The 1994 increase was primarily the result of net earnings retention, reduced by the tax effected net unrealized holding losses on securities available-for-sale. The increase in 1993 was primarily the result of $6,766,000 of net proceeds received from the Company's public stock offering completed in April. The remaining increase in 1993 stockholder's equity was primarily the result of net earnings retention. The increase in 1992 stockholders' equity was the result of net earnings retention and the capital issued to acquire Eastbrook. The following table illustrates historical internal growth trends for the years indicated.

                               YEAR ENDED DECEMBER 31,
                               -----------------------
                                1994    1993    1992
                               -----------------------
Return on assets                 1.3%    1.1%    1.1%
Return on equity                11.0    10.3    13.9
Earnings retained               70.9    68.2    75.8
Dividend payout ratio           29.1    31.6    24.2
Internal capital growth          7.8     7.0    10.5
Asset growth                    (0.4)   11.4    13.2


     The Company is pursuing a policy of continued asset growth. In order to maintain appropriate ratios of equity to total assets, a corresponding level of capital growth must be achieved. Historically, capital growth has come primarily from internal sources through increased earnings and a conservative dividend policy. In addition, capital has increased through funds attracted in the capital markets resulting from public stock offerings and acquisition activity. The Company's dividend policy considers shareholders' desire for current income and the Company's need to provide internal capital growth through earnings retention. The percentage of earnings retention increased in 1994, despite an increase in the quarterly dividend rate, due to the earnings growth of 23.4% during the year. Approximately 31.8% of the earnings growth ($170,000) was related to the Company's realization of income tax reductions associated with net operating loss carryforwards utilized during the year which reduced the Company's income tax expense. Exclusive of these tax benefits, the Company's net earnings retention in 1994 was approximately equal to that in 1993. Dividends paid by the Bank to the Company are used primarily to fund stockholders' dividends and for additional working capital.

     There are certain regulatory constraints which affect the Company's capital levels. In 1990, the Federal Reserve Board implemented additional capital requirements calling for risk weights to be assigned to on-and-off balance sheet items in arriving at risk-adjusted total assets. Effective December 19, 1992, the bank regulators established five capital level definitions for financial institutions: "well-capitalized," "adequately-capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A well-capitalized bank or bank holding company must satisfy certain percentage tests and not be subject to any regulatory capital directive. The following table sets forth the Company's ratios at December 31, 1994, including the Tier 1 leverage ratio, and risk-based capital ratios based upon Tier 1 capital (which does not include any addition for the allowance for loan losses) and total risk-based capital (which considers the allowance for loan losses as capital to the extent of 1.5% of risk-weighted assets). Additionally, the table sets forth the comparative levels and ratios of minimum capital and a "well-capitalized" institution as defined by the regulators (dollars in thousands):

                                                    Regulatory          Regulatory
                                                      Minimum        Well-capitalized
                                   Actual           Requirement         Requirement
                              --------------------------------------------------------
                                Amount  Percent    Amount  Percent     Amount  Percent
                              --------------------------------------------------------
Tier 1 leverage                $26,414  11.9%     $ 6,680  3.0%       $11,134   5.0%
Tier 1 risk-based capital       26,413  17.6        6,004  4.0          9,005   6.0
Risk-based capital              28,290  18.9       12,007  8.0         15,009  10.0


     There are certain regulatory constraints which affect the Company's capital levels. See Note 12 to the consolidated financial statements for additional explanation of these regulatory constraints.

IMPACT OF INFLATION AND CHANGING PRICES

     The Company's Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time impacted by inflation. The impact of inflation is reflected in the company's other expenses which tend to rise during periods of general inflation. The majority of the Company's assets and liabilities are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. Consequently, interest rates have a greater impact on the Company's performance than do the general levels of inflation. Management believes the most significant impact on the Company's financial results is its ability to react to interest rate changes and endeavors to maintain an essentially balanced position between interest sensitive assets and liabilities in order to protect against wide fluctuations in the Company's net interest margin.

PENDING ACCOUNTING CHANGES

     Effective January 1, 1995, the Company will adopt Statement of
Financial Accounting Standard No. 114, "Accounting by Creditors for Impairment of a Loan." As a result of applying the new rules, certain impaired loans will be reported at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company does not expect the adoption of the standard to have a material impact on the Company's financial position or results of operation.

PENDING BANK ACQUISITION

     On January 26, 1995, the Company entered into a letter of intent to acquire all of the outstanding stock of Waterford Bancshares, Inc. ("Bancshares") of Waterford, Wisconsin. Bancshares is the parent bank holding company for Waterford Bank ("Waterford"). The acquisition is contingent upon the negotiation of a definitive agreement between the parties, approval from the appropriate regulatory authorities and the Bancshares shareholders, and registration of the Company's shares with the Securities and Exchange Commission. At December 31, 1994, Bancshares had total assets of approximately $39 million. The transaction will be accounted for using the purchase method of accounting.

                              REPORT OF MANAGEMENT

     The management of State Financial Services Corporation is responsible for the preparations and integrity of the Consolidated Financial Statements and other financial information included in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based upon informed judgements and estimates by management. The other financial information in this annual report is consistent with the financial statements.

     The Company maintains a system of internal accounting controls. Management believes that the internal accounting controls provide reasonable assurance that transactions are executed and recorded in accordance with Company policy and procedures and that the accounting records may be relied on as a basis for preparation of the financial statements and other financial information.

     State Financial's independent public auditors were engaged to perform an audit of the Consolidated Financial Statements, and the auditor's report expresses their opinion as to the fair presentation of the financial statements in conformity with generally accepted accounting principles.

     The Audit Committee of the Board of Directors, comprised of directors who are not employees of the Company, meets periodically with management, the internal auditors, and the independent public auditors to discuss the adequacy of the internal accounting controls. Both the independent public auditors and the internal auditors have full and free access to the Audit Committee.

Michael J. Falbo
Michael J. Falbo
President and
Chief Executive Officer

Michael A. Reindl
Michael A. Reindl
Vice President, Controller, and Chief Financial Officer



               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
State Financial Services Corporation

     We have audited the accompanying consolidated balance sheets of State Financial Services Corporation and subsidiary (the Company) as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1994 and 1993, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for investment securities in 1994.

Ernst and Young LLP
January 20, 1995

STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                          December 31
                                                     1994             1993
                                                     ----             ----
ASSETS
Cash and due from banks                          $ 11,195,006    $ 12,681,114
Federal funds sold                                  4,001,864      10,897,459
Other short-term investments                        1,000,000       6,100,000
                                                 ------------    ------------
Cash and cash equivalents                          16,196,870      29,678,573
Investment securities:
 Held-to-maturity (fair value of $34,215,671 -
  1994 and $60,982,852 - 1993)                     34,901,412      60,637,073
 Available-for-sale (at fair value)                22,567,332               -
Loans                                             145,813,257     130,254,151
Less allowance for loan losses                      1,982,941       2,084,467
                                                 ------------    ------------
Net loans                                         143,830,316     128,169,684
Premises and equipment                              4,434,350       4,725,869
Accrued interest receivable                         1,436,468       1,264,559
Other assets                                        1,808,134       1,648,684
                                                 ------------    ------------
                                                 $225,174,882    $226,124,442
                                                 ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
 Demand                                          $ 46,782,692    $ 44,498,633
 Savings                                           66,365,935      73,607,677
 Time deposits in excess of $100,000                5,708,129       5,474,858
 Other time deposits                               78,544,408      76,187,239
                                                 ------------    ------------
Total deposits                                    197,401,164     199,768,407
Notes payable                                         115,364         227,879
Securities sold under agreement to repurchase         300,000               -
Accrued expenses and other liabilities                554,718         786,980
Accrued interest payable                              634,742         585,499
                                                 ------------    ------------
Total liabilities                                 199,005,988     201,368,765

Stockholders' equity:
 Preferred stock, $1 par value; authorized
  100,000 shares; issued and outstanding - none             -               -
 Common stock, $.10 par value; authorized -
  10,000,000 shares; issued and outstanding -
  1,985,678 shares in 1994 and 1,977,548
  shares in 1993                                      198,568         197,755
 Capital surplus                                   18,030,527      17,946,330
 Retained earnings                                  9,215,542       7,226,099
 Net unrealized holding loss on securities
  available-for-sale                                 (708,361)              -
 Guaranteed ESOP obligation                          (567,382)       (614,507)
                                                 ------------    ------------
Total stockholders' equity                         26,168,894      24,755,677
                                                 ------------    ------------
                                                 $225,174,882    $226,124,442
                                                 ============    ============

See accompanying notes

STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

                                                   Year ended December 31
                                            1994            1993           1992
                                            ----            ----           ----
Interest income:
Loans                                    $12,086,365     $11,066,214     $11,289,087
 Investment securities:
  Taxable                                  2,125,903       2,239,093       2,172,114
  Tax-exempt                                 789,312         741,643         598,499
 Federal funds sold                          226,224         306,259         411,712
                                         -----------     -----------     -----------
Total interest income                     15,227,804      14,353,209      14,471,412
Interest expense:
 Deposits                                  4,750,979       4,753,539       5,714,350
 Notes payable and other borrowings           21,702          99,716         257,323
                                         -----------     -----------     -----------
Total interest expense                     4,772,681       4,853,255       5,971,673
                                         -----------     -----------     -----------
Net interest income                       10,455,123       9,499,954       8,499,739
Provision for loan losses                    120,000         147,000         132,500
                                         -----------     -----------     -----------
Net interest income after
 provision for loan losses                10,335,123       9,352,954       8,367,239
Other income:
 Service charges on deposit accounts       1,067,748       1,105,776       1,067,123
 ATM service charges                         214,920         177,949         158,549
 Merchant services                           607,545         453,132         379,147
 Building rent                               239,600         198,955         169,840
 Investment securities gains/(losses), net   (10,290)            237               -
 Other                                       318,520         298,270         269,992
                                         -----------     -----------     -----------
                                           2,438,043       2,234,319       2,044,651
Other expenses:
 Salaries and employee benefits            3,633,297       3,326,049       3,057,111
 Net occupancy expense                       782,805         780,636         691,342
 Equipment rentals,
  depreciation and maintenance               932,452         859,007         840,425
 Data processing                             609,349         644,121         574,258
 Legal and professional                      289,357         301,461         327,663
 ATM fees                                    210,465         223,411         204,107
 Merchant services                           519,063         393,211         326,618
 Regulatory agency assessments               442,884         408,075         372,275
 Postage and courier                         186,937         193,709         190,914
 Office supplies                             222,179         171,993         166,657
 Advertising                                 202,095         197,372         174,226
 Other                                       925,297         937,482         841,516
                                         -----------     -----------     -----------
                                           8,956,180       8,436,527       7,767,112
                                         -----------     -----------     -----------
Income before income taxes                 3,816,986       3,150,746       2,644,778
Income taxes                               1,010,037         875,570         561,693
                                         -----------     -----------     -----------
Net income                               $ 2,806,949     $ 2,275,176     $ 2,083,085
                                         ===========     ===========     ===========
Net income per common and common
 equivalent share                        $      1.45     $      1.27     $      1.57
                                         ===========     ===========     ===========

See accompanying notes

STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                   Class A      Class B                                 Unrealized  Guaranteed
                                    Common       Common       Capital      Retained      Loss on       ESOP
                                     Stock        Stock       Surplus      Earnings     Securities  Obligation        Total
                                   -------      -------       -------      --------     ----------  ----------        -----
Balances at January 1, 1992         $ 46,298    $808,338    $ 5,527,981    $7,586,128    $      -   $(464,478)     $13,504,267
 Net income                                -           -              -     2,083,085           -           -        2,083,085
 Reclassification
  of 808,338 shares of Class B
  common stock as Class A common
  stock                               80,833    (808,338)      4,219,631   (3,492,126)          -           -                -
 Issuance of 118,037 shares
  of common stock                     11,804           -       1,354,337            -           -           -        1,366,141
 Issuance of 7,500 shares
  of common stock under
  the 1990 Stock Plans                   750           -          77,131            -           -           -           77,881
 Cash dividends:
  Class A - $.330 per share                -           -               -     (375,190)          -           -         (375,190)
  Class B - $.160 per
   share                                   -           -               -     (129,334)          -           -         (129,334)
 Fractional shares relating
  to 20% stock dividend                  (10)          -          (1,466)       1,476           -           -                -
 Reduction of guaranteed
  ESOP obligation                          -           -               -            -           -      65,971           65,971
                                    --------    --------    -----------    ----------    --------   ---------      -----------
Balances at December 31, 1992        139,675           -      11,177,614    5,674,039           -    (398,507)      16,592,821
 Net income                                -           -               -    2,275,176           -           -        2,275,176
 Issuance of 5,596 shares
  of common stock under
  the 1990 Stock Plans                   560           -          56,882            -           -           -           57,442
 Issuance of 200 shares
  relating to 20% stock
  dividend on above Plans                 20           -           2,980       (3,000)          -           -                -
 Issuance of 575,000 shares
  of common stock                     57,500           -       6,708,854            -           -           -        6,766,354
 Cash dividends - common stock             -           -               -     (720,116)          -           -         (720,116)
 Reduction of guaranteed
  ESOP obligation                          -           -               -            -           -      51,500           51,500
 Increase in guaranteed
  ESOP obligation                          -           -               -            -           -    (267,500)        (267,500)
                                    --------    --------    -----------    ----------    --------   ---------      -----------
Balances
 AT DECEMBER 31, 1993                197,755           -      17,946,330    7,226,099           -    (614,507)       24,755,677
 NET INCOME                                -           -               -    2,806,949                       -         2,806,949
 ISSUANCE OF 8,130 SHARES
  OF COMMON STOCK UNDER
  THE 1990 STOCK PLANS                   813           -          84,197            -           -           -            85,010
 CASH DIVIDENDS - COMMON STOCK             -           -               -     (817,506)          -           -          (817,506)
 INVESTMENTS FAIR VALUE
  ADJUSTMENT - NET OF
  TAX EFFECT OF $363,872                   -           -               -            -    (708,361)          -          (708,361)
 REDUCTION OF GUARANTEED
  ESOP OBLIGATION                          -           -               -            -           -      47,125            47,125
                                    --------    --------    -----------    ----------    --------   ---------      -----------
BALANCES AT DECEMBER 31, 1994       $198,568     $     -     $18,030,527   $9,215,542   $(708,361)  $(567,382)      $26,168,894
                                    ========    ========    ===========    ==========    ========   =========      ===========

See accompanying notes

STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             Year ended December 31
                                                       1994           1993            1992
                                                       ----           ----            ----
OPERATING ACTIVITIES
Net income                                          $2,806,949      $2,275,176      $2,083,085
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Provision for loan losses                            120,000         147,000         132,500
  Provision for depreciation                           616,576         553,727         482,270
  Amortization
   of investment securities
   premiums and accretion of discounts, net            165,908         190,134         144,146
  Amortization of goodwill                              29,711          29,711          14,855
  Deferred income taxes                                (92,000)       (184,300)       (197,600)
  Amortization of branch acquisition premium            29,665           9,888               -
  (Increase) decrease in interest receivable          (171,909)          2,156          56,144
  Increase (decrease) in interest payable               49,243          39,594        (396,790)
  Realized investment securities (gains) losses         10,290            (237)              -
  Other                                                 13,184         761,712         346,522
                                                   -----------     -----------     -----------
Net cash provided by operating activities            3,577,617       3,824,561       2,665,132

INVESTING ACTIVITIES
Proceeds from sales, maturity or principal
 payments of held-to-maturity investment securities  12,412,091      19,905,449     18,303,817
Purchases of held-to-maturity investment securities (13,874,294)    (31,082,768)   (34,070,194)
Purchases of securities available for sale           (9,078,694)              -              -
Maturities and sales of securities available
  for sale                                           12,460,795               -              -
Net decrease (increase) in loans                    (15,780,632)    (10,437,465)     1,023,420
Net purchases of premises and equipment                (325,057)       (588,795)      (802,927)
Business acquisitions, net of cash acquired
 of $72,729 in 1993:
  Loans                                                       -               -     (7,635,053)
  Federal funds sold                                          -               -       (650,000)
  Investment securities                                       -               -       (631,226)
  Premises and equipment                                      -        (195,000)    (1,125,294)
  Goodwill                                                    -               -       (415,949)
  Branch acquisition premium                                  -        (148,325)             -
  Deposits                                                    -      11,136,845      9,720,763
  Other, net                                                  -          57,118        (17,962)
                                                   -----------     -----------     -----------
  Net cash used by investing activities             (14,185,791)    (11,352,941)   (16,300,605)

STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

                                                                        Year ended December 31
                                                                 1994            1993             1992
                                                                 ----            ----             ----
FINANCING ACTIVITIES
Net increase (decrease) in deposits before acquisition      $ (2,367,243)    $  6,334,709      $11,766,126
Repayment of notes payable                                      (112,515)      (2,677,113)        (105,263)
Net (increase) decrease in guaranteed ESOP obligation             47,125         (216,000)               -
Proceeds (repayment) from securities sold
 under agreements to repurchase                                  300,000                -         (300,000)
Cash dividends                                                  (817,506)        (720,116)        (504,524)
Issuance of common stock in acquisition                                -                -        1,366,141
Issuance of common stock in public offering                            -        6,766,354                -
Proceeds from exercise of stock options                           76,610           44,192           56,881
                                                             -----------      -----------      -----------
Net cash provided (used) by financing activities              (2,873,529)       9,532,026       12,279,361
                                                             -----------      -----------      -----------
Increase (decrease)
 in cash and cash equivalents                                (13,481,703)       2,003,646       (1,356,112)
Cash and cash equivalents at beginning of year                29,678,573       27,674,927       29,031,039
                                                             -----------      -----------      -----------
Cash and cash equivalents at end of year                     $16,196,870      $29,678,573      $27,674,927
                                                             ===========      ===========      ===========
Supplementary information:
 Interest paid                                               $ 4,701,736      $ 4,813,661      $ 6,340,240
 Income taxes paid                                             1,017,276          957,495          658,153
Non-cash transactions:
 Investment securities transferred
  to available-for-sale portfolio                             27,059,267                -                -
 Issuance of common stock under
  1990 Stock Plans, net                                            8,400           13,500           21,000
 Reclassification of Class B to Class A
  common stock                                                         -                -          808,338

See accompanying notes.

              STATE FINANCIAL SERVICES CORPORATION AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                             1. ACCOUNTING POLICIES

BUSINESS

     State Financial Services Corporation (the Company) and its wholly owned subsidiary, State Financial Bank (the Bank) provide a full range of financial services to customers through their branch locations in metro Milwaukee, Wisconsin. State Financial Bank is the institution resulting from the merger on June 20, 1994, of the Company's four subsidiary banks wherein University National Bank, Edgewood Bank and Eastbrook State Bank were merged into State Bank, Hales Corners. The Bank is subject to competition from other financial institutions and is also subject to the regulations of certain federal and State of Wisconsin agencies and undergoes periodic examinations by those regulatory authorities.

BASIS OF FINANCIAL STATEMENT PRESENTATION

     The consolidated financial statements include the accounts of the parent company and its subsidiary. All significant intercompany balances and transactions have been eliminated. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed properties, management obtains independent appraisals for significant properties.

INVESTMENT SECURITIES

     Through December 31, 1993, investment securities were stated at amortized cost, adjusted for the level-yield amortization of premiums and accretion of discounts. Management determined the appropriate classification of securities at the time of purchase. If the Bank had the intent and ability to hold securities until maturity, they were classified as held-to-maturity and carried at amortized historical cost. All of the Company's securities at December 31, 1993, were classified as held-to-maturity.

     As of January 1, 1994, the Company changed its method of accounting for investments. Securities are classified as held-to-maturity, trading or available-for-sale. As of January 1, 1994 and subsequent periods, management determines the appropriate classification of securities at the time of purchase. In accordance with the standard, prior period financial statements have not been restated to reflect the change in accounting principle. The balance of stockholders' equity as of January 1, 1994, was decreased by $33,518 (net of $17,267 in deferred income taxes) to reflect the net unrealized holding losses on securities classified as available-for-sale previously carried at amortized cost or lower of cost or market.

     Trading account assets are held for resale in anticipation of short-term market movements. Trading account assets are stated at fair value. Gains and losses, both realized and unrealized, are included in net trading account profits and commissions.

    Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are carried at amortized cost.

     Debt securities not classified as held-to-maturity or trading and all equity securities are classified as available-for-sale and are carried at estimated fair value, with unrealized gains and losses, net of tax, reported as a separate component of equity.

     The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-related securities, over the estimated life of the security. Such amortization is calculated using the level-yield method, adjusted for prepayments, and is included in interest income from investments. Realized gains and losses, and declines in value judged to be other than temporary are included in net securities gains and losses. The cost of securities is based on the specific identification method.

INTEREST ON lOANS

     Interest income on loans is accrued and credited to operations based on the principal amount outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest and/or when, in the opinion of management, full collection is unlikely. When interest accruals are discontinued, unpaid interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the loan is in the process of collection and the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest.

LOAN FEES AND RELATED COSTS

        Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amounts are amortized as an adjustment of the related loan's yield. The Company is generally amortizing these amounts using the level-yield method over the contractual life of the related loans. Fees related to stand-by letters of credit are recognized over the commitment period.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions charged to earnings and reduced by charge-offs, net of recoveries.

     The Company will adopt Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," effective January 1, 1995. As a result of applying the new rules, certain impaired loans will be reported at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company does not expect the adoption of the standard to have a material impact on the Company's financial position or results of operations.

     A substantial portion of the Bank's loans are to customers located in Southeastern Wisconsin. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in market conditions in that area.

PREMISES AND EQUIPMENT

     Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed using both accelerated and straight-line methods over the estimated useful lives of the respective assets.

EARNINGS PER SHARE

     Earnings per share are computed based on the weighted average common and common equivalent (if dilutive) shares outstanding, as restated for 1992, to give effect to a March 1993 stock dividend. The components of stockholders' equity have also been restated. The weighted average number of shares used was 1,940,557 in 1994, 1,789,211 in 1993 and 1,326,642 in 1992.

INCOME TAXES

     The Company accounts for income taxes using the liability method.
Deferred income tax assets and liabilities are adjusted regularly to amounts estimated to be receivable or payable based on current tax law and the Company's tax status. Consequently, tax expense in future years may be impacted by changes in tax rates and tax return limitations.

     The Company and its subsidiary file a consolidated federal income tax return. The subsidiary provides for income taxes on a separate-return basis and remits to the Company amounts determined to be currently payable or realizes the benefit it would be entitled to on such a basis. The Company and subsidiary file separate state income tax returns.

CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company considers cash and due from banks and investment securities with maturities of three months or less at the time of acquisition as cash and cash equivalents.

RECLASSIFICATIONS

     Certain balances have been reclassified in 1992 and 1993 to conform to their presentation in 1994.

                                2. ACQUISITIONS

     The Company acquired 4.9% of Eastbrook State Bank (Eastbrook) upon formation of this bank in March 1990. From March 1990 to July 1992, the Company accounted for its investment on the equity method of accounting. In July 1992, the Company completed the acquisition of the remaining shares of Eastbrook. The Company issued 118,037 shares of its Class A common stock in exchange for 95.1% of the outstanding stock of Eastbrook not previously owned by the Company. This acquisition has been accounted for as a purchase and, accordingly, the results of operations of Eastbrook have been included in the Company's financial statements since July 1992.
        The following table contains selected consolidated financial information of the Company for the year ended December 31, 1992, on a pro forma basis, assuming that the acquisition of Eastbrook occurred on January 1, 1992 (unaudited):

          Total income                   $17,036,020
          Net income                       1,927,676
          Net income per share                  1.39

     In August 1993, Eastbrook acquired $11,137,000 of customer deposits of a branch office from another financial institution. Eastbrook received assets with fair value of $10,989,000 (including cash) for assumption of the liabilities. The fair value of the liabilities assumed exceeded the fair value of the assets acquired by $148,000 which was allocated to a core deposit intangible which is being amortized over a five-year period. This acquisition has been accounted for as a purchase and, accordingly, the results of operations of the acquired branch have been included in the Company's financial statements since the acquisition date.

               3. RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

     The banks are required to maintain reserve balances with the Federal Reserve Bank. The average amount of reserve balances for the year ended December 31, 1994 was approximately $1,255,000.

                            4. INVESTMENT SECURITIES

     The amortized cost and estimated fair values of investments in debt securities follow:

HELD-TO-MATURITY

                                                     GROSS              GROSS
                                  AMORTIZED        UNREALIZED         UNREALIZED     ESTIMATED
DECEMBER 31, 1994:                   COST            GAINS              LOSSES       FAIR VALUE
- ------------------                ---------        ----------         ----------     -----------
U.S. TREASURY SECURITIES
 AND OBLIGATIONS OF U.S.
 GOVERNMENT AGENCIES             $20,026,354         $    145        $  (328,500)    $19,697,999
OBLIGATIONS OF STATES AND
 POLITICAL SUBDIVISIONS           14,575,058           17,580           (328,596)     14,264,042
OTHER SECURITIES                     300,000                -            (46,370)        253,630
                                 -----------         --------        -----------     -----------
                                 $34,901,412         $ 17,725        $  (703,466)    $34,215,671
                                 ===========         ========        ===========     ===========
December 31, 1993:
- ------------------
U.S. Treasury securities
 and obligations of U.S.
 government agencies             $18,508,864         $207,971        $    (5,512)    $18,711,323
Obligations of states and
 political subdivisions           18,143,942          255,674            (48,569)     18,351,047
Mortgage-backed securities        21,508,961           60,231           (111,016)     21,458,176
Other securities                   2,475,306                -            (13,000)      2,462,306
                                 -----------         --------        -----------     -----------
                                 $60,637,073         $523,876        $  (178,097)    $60,982,852
                                 ===========         ========        ===========     ===========



AVAILABLE-FOR-SALE
                                                     GROSS              GROSS
                                 AMORTIZED         UNREALIZED        UNREALIZED      ESTIMATED
DECEMBER 31, 1994:                 COST              GAINS             LOSSES        FAIR VALUE
- ------------------               ---------         ----------        ----------      ----------
U.S. TREASURY SECURITIES
 AND OBLIGATIONS OF U.S.
 GOVERNMENT AGENCIES             $ 2,923,987         $      -        $    (4,131)     $ 2,919,856
MORTGAGE-BACKED SECURITIES        20,014,440                -         (1,068,102)      18,946,338
OTHER SECURITIES                     701,138                -                  -      $   701,138
                                 -----------         --------        -----------     -----------
                                 $23,639,565         $      -        $(1,072,233)     $22,567,332
                                 ===========         ========        ===========     ============

     The amortized cost and estimated fair value of investment securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers or issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

HELD-TO-MATURITY

                                                           ESTIMATED
                                       AMORTIZED COST     FAIR VALUE
                                       --------------     -----------
Due in one year or less                   $13,895,603     $13,769,628
Due after one year through five years      19,997,674      19,517,151
Due after five years through ten years        907,179         835,302
Due after ten years                           100,956          93,590
                                          -----------     -----------
                                          $34,901,412     $34,215,671
                                          ===========     ===========

AVAILABLE-FOR-SALE

                                                          ESTIMATED
                                        AMORTIZED COST    FAIR VALUE
                                        --------------    ----------
Due in one year or less                   $ 5,000,531     $ 4,978,493
Due after one year through five years      18,639,034      17,588,839
                                          -----------     -----------
                                          $23,639,565     $22,567,332
                                          ===========     ===========

     Proceeds from sales of investments in debt and marketable equity available-for-sale securities during 1994 were $4,475,035. Gross losses of $10,290 and no gains were realized on the 1994 sales. Due to the Company's adoption of SFAS No. 115 effective January 1, 1994, no debt and marketable equity securities were classified as available-for-sale prior to January 1, 1994. In 1993, proceeds from sales of investments in debt and marketable equity securities were $250,154. Gross gains of $237 and no losses were realized on the 1993 sales. There were no sales of investments during 1992.

     At December 31, 1994 and 1993, investment securities with a carrying value of $3,108,372 and $1,533,479, respectively, were pledged as collateral to secure public deposits and for other purposes.

                                    5. LOANS

     A summary of loans outstanding at December 31, 1994 and 1993, follows:

                                   1994                 1993
                                   ----                 ----
Commercial                     $ 39,231,465         $ 39,374,662
Consumer                         19,157,076           17,055,317
Real estate mortgage             75,908,918           62,895,934
Other                            11,515,798           10,928,238
                               ------------         ------------
                               $145,813,257         $130,254,151
                               ============         ============

            6. ALLOWANCE FOR LOAN LOSSES AND OTHER REAL ESTATE OWNED

     Changes in the allowance for loan losses for the three years ended December 31, 1994 are as follows:

                                   1994           1993             1992
                                   ----           ----             ----
Balance at beginning of year    $2,084,467      $2,050,762      $1,989,815
 Additions from acquired bank            -               -         301,906
 Charge-offs                      (280,856)       (228,601)       (518,636)
 Recoveries                         59,330         115,306         145,177
                                ----------      ----------      ----------
 Net charge-offs                  (221,526)       (113,295)       (373,459)
 Provision for loan losses         120,000         147,000         132,500
                                ----------      ----------      ----------
Balance at end of year          $1,982,941      $2,084,467      $2,050,762
                                ==========      ==========      ==========

     Other real estate owned ($218,817 and $27,942 at December 31, 1994 and 1993, respectively) is generally comprised of properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure. Other real estate included $25,000 of in-substance foreclosed properties at December 31, 1993. There were no in-substance foreclosed properties at December 31, 1994. These properties are carried at the lower of cost or fair market value. Loan losses from the acquisition of such property are charged against the allowance for loan losses. An allowance for losses on other real estate is maintained for subsequent valuation adjustments on a specific property basis.

                          7. LOANS TO RELATED PARTIES

     In the ordinary course of business, loans are granted to related parties, which include bank officers, principal shareholders, directors and entities in which such persons are principal shareholders. Loans outstanding at December 31, 1994 and 1993 to such related parties were approximately $6,461,000 and $3,739,000, respectively. During 1994, approximately $5,015,000 of new loans were made and repayments totaled approximately $2,293,000. Loans to related parties were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility.

                           8. PREMISES AND EQUIPMENT

     A summary of premises and equipment at December 31, 1994 and 1993, is as follows:

                                           1994           1993
                                           ----           ----
Buildings                              $3,262,325      $3,271,407
Furniture and equipment                 3,696,978       3,464,554
Leasehold improvements                  1,444,080       1,389,778
                                       ----------      ----------
                                        8,403,383       8,125,739
Less accumulated depreciation           4,857,103       4,287,940
                                       ----------      ----------
                                        3,546,280       3,837,799
Land                                      888,070         888,070
                                       ----------      ----------
                                       $4,434,350      $4,725,869
                                       ==========      ==========

                                9. NOTES PAYABLE

     Notes payable at December 31, 1994 and 1993 consist of a mortgage note payable in equal monthly installments of $7,460, including interest at 9.50%, through December 1, 1997, which is secured by certain land and buildings.

     Aggregate annual maturities of notes payable for the two years subsequent to December 31, 1994 are as follows: 1995 - $82,073 and 1996 - $33,291.

     The Company has a $1,000,000 line of credit available through June 1, 1995, at the prime rate (8.5% at December 31, 1994). As of December 31, 1994, no amounts are outstanding on the line.

                           10. EMPLOYEE BENEFIT PLANS

     The Company has a noncontributory money purchase pension plan covering substantially all employees who meet certain minimum age and service requirements. Annual contributions are fixed based on compensation of participants. The Company's contribution to the pension plan for each participant is an amount equal to 4% of the participants total eligible compensation plus an additional 2% of the participants eligible compensation in excess of $20,000. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Company contributions are made annually at the discretion of the board of directors and amounted to $94,320 in 1994, $104,773 in 1993 and $99,457 in 1992. Plan assets are invested in a diversified portfolio of high quality debt and equity investments.

     In 1990, the Company formed an Employees' Stock Ownership Plan (ESOP) for the benefit of employees meeting certain minimum age and service requirements. Company contributions to the ESOP trust, which was established to fund the plan, are made on a discretionary basis and are expensed to operations in the year accrued ($65,196 in 1994, $50,434 in 1993 and $58,439 in 1992). The
number of shares released to participants is determined based on the annual contribution amount plus any dividends paid on unallocated shares divided by the market price of the stock at the contribution date.

     The activity in the number of unearned ESOP shares follows:

                                   1994      1993      1992
                                   ----      ----      ----
Balance at beginning of year      48,844    34,208    41,292
Shares committed to be released   (6,382)   (5,364)   (7,084)
Additional shares purchased            -    20,000         -
                                  ------    ------    ------
Balance at end of year            42,462    48,844    34,208
                                  ======    ======    ======

     At December 31, 1994, the fair value of unearned ESOP shares is $615,714.

     In 1990, the ESOP subscribed to purchase 66,000 shares of the Company's common stock (at $8.75 per share) offered in the Company's public stock offering. Subsequently, 33,000 shares were issued in each of 1991 and 1990. Such shares are held by the ESOP trust. The ESOP trust purchased these shares with $100,000 cash plus $477,500 of proceeds from a loan with a third party bank. In 1993, this loan was paid in full and replaced with a $615,000 loan from the Company.

     Also in 1993, the plan purchased 20,000 shares of the Company's common stock (at $13.38 per share). The cost of the unearned ESOP shares has been shown as a reduction of stockholders' equity.

                                11. INCOME TAXES

     Significant components of the provision for income taxes attributable to continuing operations are as follows:

                      1994            1993          1992
                      ----            ----          ----
Current:
 Federal           $1,024,209      $  863,948     $ 630,191
 State                 77,828         195,922       129,102
                   ----------      ----------     ---------
                    1,102,037       1,059,870       759,293
                   ==========      ==========     =========
Deferred
(credit):
 Federal              (74,000)       (136,326)     (181,100)
 State                (18,000)        (47,974)      (16,500)
                   ----------      ----------     ---------
                      (92,000)       (184,300)     (197,600)
                   ----------      ----------     ---------
                   $1,010,037      $  875,570     $ 561,693
                   ==========      ==========     =========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company s deferred tax assets and liabilities of December 31, 1994 and 1993, are as follows:

                                                 1994           1993
                                                 ----           ----
Deferred tax assets:
 Allowance for loan losses                   $  414,547     $  394,075
 Federal net operating loss carryforward        277,702        358,443
 State net operating loss carryforward          243,380        313,717
 Other                                          430,000        104,017
                                             ----------     ----------
                                              1,365,629      1,170,252
Valuation allowance for deferred tax assets    (521,000)      (691,130)
                                             ----------     ----------
Deferred tax assets                             844,629        479,122
Deferred tax liabilities - other                292,873         19,366
                                             ----------     ----------
Net deferred tax assets                      $  551,756     $  459,756
                                             ==========     ==========

     The income tax expense differs from that computed at the federal statutory corporate tax rate as follows:

                                                     Liability Method
                                                     ----------------
                                          1994            1993            1992
                                          ----            ----            ----
Income before income taxes             $3,816,986      $3,150,746      $2,644,778
                                       ==========      ==========      ==========
Income tax expense at the
 federal statutory rate of 34%         $1,297,775      $1,071,254      $  899,225
Increase (decrease) resulting from:
 Tax-exempt interest income              (301,620)       (298,875)       (237,622)
 State income taxes, net of
  federal income tax benefit              110,913          94,686          72,186
 Decrease in valuation allowance
  for deferred tax assets                (170,130)        (33,500)       (189,000)
 Other                                     73,099          42,005          16,904
                                       ----------      ----------      ----------
                                       $1,010,037      $  875,570      $  561,693
                                       ==========      ==========      ==========

     At December 31, 1994 and 1993, the Company had state net operating loss carryforwards of approximately $800,000 and $6,000,000, respectively. Additionally, at December 31, 1994, the Company had federal net operating loss carryforwards of $800,000. These carryforwards which are subject to an annual limitation of approximately $100,000 are available to reduce future tax expense through the year ending December 31, 2008.

          12. RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES

     Dividends are paid by the Company from its assets, which are mainly provided by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. Approval of the regulatory authorities is required to pay dividends in excess of certain levels of the Bank's retained earnings.

     As of December 31, 1994, the Bank had net retained earnings of $2,206,000, all of which were available for distribution to the Company as dividends without prior regulatory approval.

     Under Federal Reserve Bank regulations, the Bank is limited as to the amount it may loan to its affiliates, including the Company, unless such loans are collateralized by specified obligations. At December 31, 1994, the maximum amount available for transfer from the Bank to the Company in the form of loans approximated 8% of consolidated net worth.

             13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

      Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. Collateral is obtained based on management's credit assessment of the customer.

     The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 1994 were $28,248,924 and $1,380,616, respectively. All such arrangements expire in 1995. Loan commitments and standby letters of credit were $22,336,000 and $1,152,000, respectively, at December 31, 1993.

                                   14. LEASES

     The Company rents space for banking facilities under operating leases. Certain leases include renewal options and provide for the payment of building operating expenses and additional rentals based on adjustments due to inflation. Rent expense under operating leases totaled approximately $416,000, $406,000 and $396,000, in 1994, 1993 and 1992, respectively.

     Future minimum payments under noncancellable operating leases with initial terms of one year or more consisted of the following at December 31, 1994:

          1995           $  324,000
          1996              324,000
          1997              324,000
          1998              274,000
          1999              276,000
          Thereafter      2,491,000
                         ----------
                         $4,013,000
                         ==========


     Minimum rentals for 1995 through 1997 include $156,000 per year ($106,000 in 1998 and 1999) relative to space used by the Bank which is leased from a partnership, two partners of which are also directors of the Company. Minimum payments have not been reduced by minimum sublease payments of $163,000 due in the future under noncancellable subleases.

               15. STOCKHOLDERS' EQUITY, STOCK PLANS AND OPTIONS

     The Company's board of directors adopted the 1990 Stock Option/Stock Appreciation Rights and Restricted Stock Plan for Key Officers and Employees, and the 1990 Director Stock Option Plan, (collectively, the 1990 Stock Plans). The Company has reserved 131,181 shares of its common stock as of December 31, 1994, for the exercise of options and issuance of shares under the 1990 Stock Plans. Options are exercisable at a price equal to the fair market value of the shares at the time of the grant. Options must be exercised within ten years after grant.

     A summary of restricted stock and stock option transactions follows:

                                   Number of
                                   Shares of              Number                   Total
                                   Restricted            of Stock                  Number
                                     Stock      Price     Options      Price     of Shares
                                   ----------   -----    --------      -----     ---------
Balance at January 1, 1992           10,800      $8.75     60,570  $ 6.67-$8.75     71,370
 Granted                              1,800      11.88     14,400   11.46-11.88     16,200
 Exercised                                -                (5,700)   6.67- 8.75     (5,700)
 Cancelled                                                   (930)       8.75         (930)
                                     ------    ----------  ------  ------------     -------
Balance at December 31, 1992         12,600    8.75-11.88  68,340    6.67-11.88     80,940
 Granted                              1,000      13.25        700       13.25        1,700
 Vested restricted stock             (3,720)   8.75-11.88       -                   (3,720)
 Exercised                                -                (4,796)    7.29-8.75     (4,796)
 Cancelled                                -                  (351)       8.75         (351)
                                     ------   -----------  ------  --------------   -------
Balance at December 31, 1993          9,880    8.75-13.25  63,893     6.67-11.88    73,773
 GRANTED                                600       14.00    13,020        14.00      13,620
 VESTED RESTRICTED STOCK               (300)      11.88         -          -          (300)
 EXERCISED                                -                (7,530)     6.67-8.75    (7,530)
 CANCELLED                                -                  (300)     6.67-8.75      (300)
                                     ------   -----------  ------  --------------   -------
BALANCE AT DECEMBER 31, 1994         10,180   $11.88-14.00 69,083     $6.67-14.00   79,263
                                     ======   ============ ======  ==============   ======

     On June 10, 1992, a majority of the Company's common stockholders voted in favor of a plan of reclassification whereby each of the 808,338 shares of Class B common stock was exchanged for one share of Class A common stock.

     During 1993, the Company sold 57,500 shares of common stock totaling $7,475,000, less $708,646 of issuance costs.

                    16. FAIR VALUES OF FINANCIAL INSTRUMENTS

      SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

     In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

     The Company does not routinely measure the market value of financial instruments such as is required by SFAS No. 107, because such measurements represent point-in-time estimates of value. It is not the intent of the Company to liquidate and therefore realize the difference between market value and carrying value and, even if it were, there is no assurance that the estimated market values could be realized. Thus, the information presented is not particularly relevant to predicting the Company's future earnings or cash flows.

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH AND DUE FROM BANKS, FEDERAL FUNDS SOLD AND OTHER SHORT-TERM INVESTMENTS

     The carrying amounts reported in the balance sheet for cash, federal funds sold and other short-term investments approximate those assets' fair values.

INVESTMENT SECURITIES

     Fair values for investment securities are based on quoted market prices, where available.

LOANS RECEIVABLE

     For variable-rate mortgage loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for commercial real estate loans and fixed rate mortgage, consumer and other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

DEPOSITS

     The fair values disclosed for interest and noninterest checking accounts, savings accounts and money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of the outstanding certificates of deposit.

ACCRUED INTEREST RECEIVABLE AND PAYABLE

     The carrying amounts reported in the balance sheet for accrued interest receivable and payable approximate their fair values.

NOTES PAYABLE

     The carrying values of the Company's notes payable approximate fair value.

OFF-BALANCE-SHEET INSTRUMENTS

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and generally require payment of a fee. As a consequence, the estimated fair value of the commitments is approximately equal to the related fee received, which is nominal.

     The carrying amounts and fair values of the Company's financial instruments consist of the following at December 31, 1994 and 1993:

                                           1994                          1993
                                           ----                          ----
                                 CARRYING         FAIR          CARRYING          FAIR
                                  AMOUNT         VALUE           Amount          Value
                                 --------        -----          --------         -----
Cash and due from banks        $ 11,195,006    $ 11,195,006    $ 12,681,114    $ 12,681,114
                               ============    ============    ============    ============
Federal funds sold             $  4,001,864    $  4,001,864    $ 10,897,459    $ 10,897,459
                               ============    ============    ============    ============
Other short-term investments   $  1,000,000    $  1,000,000    $  6,100,000    $  6,100,000
                               ============    ============    ============    ============
Investment securities:
 Held-to-maturity              $ 34,901,412    $ 34,215,671    $ 60,637,073    $ 60,982,852
 Available-for-sale              22,567,332      22,567,332               -               -
                               ------------    ------------    ------------    ------------
                               $ 57,468,744    $ 56,783,003    $ 60,637,073    $ 60,982,852
                               ============    ============    ============    ============
Accrued interest receivable    $  1,436,468    $  1,436,468    $  1,264,559    $  1,264,559
                               ============    ============    ============    ============
Loans:
 Commercial                    $ 39,231,465    $ 38,820,628    $ 39,374,662    $ 39,512,913
 Consumer                        19,157,076      18,894,945      17,055,317      17,591,034
 Real estate mortgage            70,724,441      69,781,533      59,174,410      60,235,941
 Other                           16,700,275      16,624,617      14,649,762      14,803,915
                               ------------    ------------    ------------    ------------
                               $145,813,257    $144,121,723    $130,254,151    $132,143,803
                               ============    ============    ============    ============
Deposits:
 Demand                        $ 46,782,692     $46,782,692    $ 44,498,633    $ 44,498,633
 Savings                         66,365,935      66,365,935      73,607,677      73,607,677
 Time                            84,252,537      83,891,714      81,662,097      82,237,631
                               ------------    ------------    ------------    ------------
                               $197,401,164    $197,040,341    $199,768,407    $200,343,941
                               ============    ============    ============    ============
Notes payable                  $    115,364    $    115,364    $    227,879    $    227,879
                               ============    ============    ============    ============
Accrued interest payable       $    634,742    $    634,742    $    585,499    $    585,499
                               ============    ============    ============    ============

                   17. STATE FINANCIAL SERVICES CORPORATION
                 (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                                                      December 31
     BALANCE SHEETS                              1994            1993
     -------------------------------------------------------------------
     ASSETS
     Cash and due from banks                 $   417,588     $   545,923
     Investments:
      Available-for-sale                       2,919,856       4,275,000
      Held-to-maturity                         1,773,002               -
     Commercial paper                          1,000,000               -
     Investment in State Financial Bank       20,000,979      19,664,722
     Recoverable income taxes                    352,525         415,284
     Other assets                                152,304         260,686
                                             -----------     -----------
     Total assets                            $26,616,254     $25,161,615
                                             ===========     ===========
     LIABILITIES
     Accrued expenses and other liabilities  $   447,360     $   405,938
     STOCKHOLDERS' EQUITY
     Common stock                                198,568         197,755
     Additional paid-in capital               18,030,527      17,946,330
     Retained earnings                         9,215,542       7,226,099
     Unrealized loss on securities
      available-for-sale                        (708,361)              -
     Less guaranteed ESOP obligation            (567,382)       (614,507)
                                             -----------     -----------
     Total stockholders' equity               26,168,894      24,755,677
                                             -----------     -----------
     Total liabilities
      and stockholders' equity               $26,616,254     $25,161,615
                                             ===========     ===========

                                     Year Ended December 31
                                     ----------------------
STATEMENTS OF INCOME           1994            1993            1992
- --------------------           ----            ----            ----
Income:
 Dividends                  $2,050,000      $2,106,847      $1,783,644
 Interest                      198,618         123,089             671
 Management fees               662,226         579,831         364,553
 Other                          11,171               -               -
                            ----------      ----------      -----------
                             2,922,015       2,809,767       2,148,8658
Expenses:
 Interest                       41,726          82,577          205,070
 Other                       1,263,808       1,034,702          802,530
                            ----------      ----------      -----------
                             1,305,534       1,117,279        1,007,600
                            ----------      ----------      -----------
Income before
 income tax credit and
 equity in undistributed
 net income of State
 Financial Bank              1,616,481       1,692,488        1,141,268
Income tax credit              149,714         195,612          407,408
                            ----------      ----------      -----------
                             1,766,195       1,888,100        1,548,676
Equity in undistributed
 net income (excess of
 net income of subsidiary
 bank over dividends)        1,040,754         387,076          534,409
                            ----------      ----------      -----------
Net income                  $2,806,949      $2,275,176       $2,083,085
                            ==========      ==========       ==========


                                                                Year ended December 31
                                                                ----------------------
STATEMENTS OF CASH FLOWS                                 1994            1993            1992
- ------------------------                                 ----            ----            ----
OPERATING ACTIVITIES
Net income                                             $2,806,949      $2,275,176      $2,083,085
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
  Equity in undistributed
   income                                              (1,040,754)       (387,076)       (534,409)
  Unrealized loss on
   investments
   available-for-sale                                     704,948               -               -
  Deferred income taxes                                    17,883         (40,300)       (195,200)
  Other                                                   175,298           1,126         148,210
Net cash provided by operating activities               2,664,324       1,848,926       1,501,686
                                                       ----------      ----------      ----------
INVESTING ACTIVITIES
Decrease (increase) in
 other assets                                            (933,943)       (621,367)        209,957
Purchase of investment
 securities                                            (5,544,886)     (5,775,000)              -
Maturities of investment
 securities                                             4,418,667       1,500,000               -
Acquisition of/additional
 investment in subsidiary                                       -      (1,000,000)     (2,051,985)
Net cash used by investing activities                  (2,060,162)     (5,896,367)     (1,842,028)
                                                       ----------      ----------      ----------
FINANCING ACTIVITIES
Repayment of notes payable                                      -      (1,976,250)       (250,000)
Cash dividends                                           (817,506)       (720,115)       (504,524)
Proceeds from issuance of
 common stock                                                   -       7,500,514               -
Costs of public offering                                        -        (708,646)              -
Issuance of common stock
 in acquisition                                                 -               -       1,366,141
Proceeds from exercise
 of stock options                                          85,009          31,927          56,881
Net cash provided (used) by financing activities         (732,497)      4,127,430         668,498
                                                       ----------      ----------      ----------
Increase (decrease) in cash and cash equivalents         (128,335)         79,989         328,156
                                                       ----------      ----------      ----------
Cash and cash equivalents
 at beginning of year                                     545,923         465,934         137,778
                                                       ----------      ----------      ----------
Cash and cash equivalents at end of year               $  417,588      $  545,923      $  465,934
                                                       ==========      ==========      ==========
Noncash transactions:
 Issuance of common
   stock under 1990
   Stock Plans, net                                    $    8,400      $   13,500      $   21,000

                              INVESTOR INFORMATION

                  MARKET PRICE AND DIVIDENDS FOR COMMON STOCK

     At March 1, 1995, there were approximately 727 shareholders of record and 550 estimated additional beneficial shareholders for an approximate total of 1,277 shareholders of the Company's Common Stock.

     Holders of Common Stock are entitled to receive dividends as may be declared by the Company's Board of Directors and paid from time to time out of funds legally available therefore. The Company's ability to pay dividends depends upon the receipt of dividends from the Bank. The Bank's ability to pay dividends is regulated by banking statutes. The declaration of dividends by the Company is discretionary and will depend on operating results, financial condition, regulatory limitations, tax considerations, and other factors. See
Note 12 to the Consolidated Financial Statements for information concerning restrictions on the payment of dividends. Although the Company has regularly paid dividends since its inception in 1984, there can be no assurance that such dividends will be paid in the future.
     The following table sets forth the historical market price of and dividends declared with respect to Common Stock since January 1, 1993.



                         Quotation or Price*      Cash
Quarter Ended            High        Low         Dividend
- --------------------    ---------------------------------
March 31, 1993         $14.50      $11.67        $0.09
June 30, 1993           15.00       12.00         0.10
September 30, 1993      14.00       12.50         0.10
December 31, 1993       14.00       12.50         0.10

MARCH 31, 1994         $13.75      $11.25        $0.10
JUNE 30, 1994           13.75       11.25         0.10
SEPTEMBER 30, 1994      15.50       13.00         0.11
DECEMBER 31, 1994       15.50       13.50         0.11
                       ======      ======        =====

* From January 1, 1993 through April 22, 1993, the prices shown are actual sales prices as reported on the Nasdaq Small-Cap Market. From April 22, 1993 through December 31, 1994, the prices shown are the actual prices as reported on the Nasdaq National Market System.



                                 STOCK LISTING

     State Financial Services Corporation's Common Stock is traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") National Market System under the trading symbol "SFSW." The Company's stock appears in the Wall Street Journal, the Milwaukee Journal Sentinel and other publications usually as State Financial or StFncl.



                           DIVIDEND REINVESTMENT PLAN

     The Company has a Dividend Reinvestment Plan (the "DRP") for the benefit of all shareholders. The DRP is administered by Firstar Trust Company. Under the DRP, registered shareholders of the Company can elect to have their dividends reinvested to purchase additional shares of the Company's Common Stock. To receive information on the DRP, please contact Michael A. Reindl, Vice President, Controller, and Chief Financial Officer, State Financial Services Corporation, 10708 West Janesville Road, Hales Corners, Wisconsin 53130, or call (414) 425-1600.

                                   FORM 10-K

     The Company's annual report on Form 10-K for the year ended December
31, 1994 as filed with the Securities and Exchange Commission is available upon request without charge to shareholders of record. Please contact Michael A. Reindl, Vice President, Controller, and Chief Financial Officer, State Financial Services Corporation, 10708 West Janesville Road, Hales Corners, Wisconsin 53130, or call (414) 425-1600.



                                 ANNUAL MEETING

     The annual meeting of shareholders of State Financial Services
Corporation will be held at 4:00 P.M. Central Time on Wednesday, April 26, 1995 at Tuckaway Country Club, 6901 West Drexel Avenue, Franklin, Wisconsin.


                             FINANCIAL INFORMATION
                               Michael A. Reindl
            Vice President, Controller, and Chief Financial Officer
                      State Financial Services Corporation
                           10708 West Janesville Road
                         Hales Corners, Wisconsin 53130
                                 (414) 425-1600



                              INDEPENDENT AUDITORS
                               Ernst & Young LLP
                            111 East Kilbourn Avenue
                           Milwaukee, Wisconsin 53202


                                 TRANSFER AGENT
                             Firstar Trust Company
                               Investor Services
                            615 East Michigan Avenue
                              Milwaukee, Wisconsin
                                     53202
                         1-800-637-7549 or 414-276-3737



                            CORPORATE LEGAL COUNSEL
                         Reinhart, Boerner, Van Deuren,
                           Norris & Rieselbach, S.C.
                            1000 North Water Street
                           Milwaukee, Wisconsin 53202


                                 MARKET MAKERS
             Robert W. Baird & Company, Inc., Milwaukee, Wisconsin
                   The Chicago Corporation, Chicago, Illinois
               Frederick and Company, Inc., Milwaukee, Wisconsin
                Carl M. Hennig, Incorporated, Oshkosh, Wisconsin
            Herzog, Heine, Geduld, Incorporated, New York, New York
            Howe Barnes Investments, Incorporated, Chicago, Illinois Principal Financial Securities, Inc., Chicago, Illinois

                             DIRECTORS AND OFFICERS
                      STATE FINANCIAL SERVICES CORPORATION

Directors

Michael J. Falbo - President and Chief Executive Officer,
 State Financial Services Corporation
Barbara Holz-Weis - Owner, Barb's Green House Florist
Jerome J. Holz - Chairman of the Board and President, Holz Motors, Inc.;
 Chairman of the Board, State Financial Services Corporation
Richard A. Horn - President, Horn Brothers, Inc.
Robert R. Spitzer - President Emeritus, Milwaukee School of Engineering David M. Stamm - President, George Webb Corporation

Officers

James J. Bartoszek - Secretary/Treasurer
Donna M. Bembenek - Director of Marketing
Donald J. Buechler - Loan Review and Compliance Officer
Annette F. Esteves - Assistant Controller
Michael J. Falbo - President and Chief Executive Officer
Jerome J. Holz - Chairman of the Board, Vice President
Diana Le Blanc - Auditor
Rosalie C. Plautz - Administrative Officer
Michael A. Reindl - Vice President, Controller and Chief Financial Officer Barbara J. Smith - Assistant Vice President

                              STATE FINANCIAL BANK

Directors

Bruce Arbit - Co-Managing Director, A.B. Data, LTD.
Gordon Banerian - Chief Executive Officer, Banerian & Associates Ins.
John B. Beckwith - President-South Unit, State Financial Bank
Wayne Boldt - President, Egg Products, Inc.
Ethel M. Bourque - Real Estate Broker
Jerome E. Cesarz - Retired President, Cesarz Company, Inc.
Michael J. Falbo - President and Chief Financial Officer,
 State Financial Services Corporation
Michael Green - President, Pace Publications Inc.
Jerome J. Holz - Chairman of the Board and President, Holz Motors, Inc.;
 Chairman of the Board, State Financial Services Corporation
Judy Holz-Stathas - Associate Board of Directors, Zoological Society
 of Milwaukee County
Barbara Holz-Weis - Owner, Barb's Green House
Philip F. Hudson - President-North
 Unit, State Financial Bank
Roger H. Kriete - President & Chief Executive Officer, Milwaukee Mack Sales Inc. Peyton A. Muehlmeier - Owner, Midway Motor Lodge
Salvatore Sendik - President, Tony Sendik's Market, Inc.
Robert R. Spitzer - President Emeritus, MSOE
David M. Stamm - President, George Webb Corporation
Dr. Charles Wilson - Professor, Northwestern University
Cyril Zvonar - Secretary & Treasurer, Industrial Machinery Corp.

Officers

Gerilyn Arndt - Personal Banking Officer
James J. Bartoszek - Senior Vice President and Cashier
John B. Beckwith - President-South Unit
David J. Byrge - Vice President
Kathleen Eusebio - Assistant Vice President
Michael J. Falbo - Vice Chairman and Chief Executive Officer
Debra Fiedler - Personal Banking Officer
Mary P. Fraser - Assistant Vice President and Operations Officer
Joyce Goodman - Personal Banking Officer
Jerome J. Holz - Chairman of the Board
Philip F. Hudson - President-North Unit
David P. Johnson - Assistant Vice President
Robert Kaiser - Assistant Vice President
Ronald I Kaminsky - Vice President
Thomas M. Lilly - Senior Vice President
Barbara A. Marx - Loan Operations Officer
Rosalie C. Plautz - Administrative Officer
James P. Riley - Senior Vice President
John R. Rinderle - Loan Officer
Marcy Schneider - Personal Banking Officer
Rose Ann Shebesta - Personal Banking Officer
Carol A. Sommer - Operations Officer
Jack J. Spoerl - Assistant Vice President
Jeryl M. Sturino - Senior Vice President
Steven J. Vonderheide - Senior Vice President